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Kabel Deutschland GmbH Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Kabel Deutschland GmbH
(Translation of registrant's name into English)

Betastrasse 6-8, 85774 Unterfoehring, Germany
(Address of principal executive office)
 Commission File Number 333-137371

Kabel Deutschland Vertrieb und Service GmbH & Co. KG
(Translation of registrant's name into English)

Betastrasse 6-8, 85774 Unterfoehring, Germany
(Address of principal executive office)

Commission File Number 333-137371-01

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SEC 1815 (05-06)	Persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Kabel Deutschland GmbH
Unterfoehring

Interim Condensed Consolidated Financial Statements
and Management Discussion and Analysis
for the Quarter and the Nine Months Ended
December 31, 2009

Kabel Deutschland GmbH

Kabel Deutschland GmbH, Unterfoehring
Consolidated Statement of Financial Position
as of December 31, 2009

	Note	December 31, 2009	March 31, 2009
		€	€
		unaudited	audited
Assets
Current Assets
Cash and Cash Equivalents		97,403,743.49	51,922,416.94
Trade Receivables	4.1	70,447,954.05	106,578,606.85
Receivables from Affiliates		0.00	834,396.59
Inventories	4.2	11,791,899.08	15,929,200.67
Receivables from Tax Authorities		2,610,041.11	5,199,925.52
Other Current Financial Assets		10,737,563.33	36,461,273.04
Prepaid Expenses		9,772,190.24	13,085,985.93

Total Current Assets		202,763,391.30	230,011,805.54

Non-Current Assets
Intangible Assets	4.3	771,988,746.24	903,954,245.44
Property and Equipment	4.3	1,193,946,083.93	1,214,055,303.01
Equity Investments in Associates		7,436,943.30	5,630,079.04
Receivables from Affiliates		1,193,058.10	0.00
Deferred Tax Assets		239,649.00	292,558.00
Prepaid Expenses		16,343,943.33	17,191,189.96

Total Non-Current Assets		1,991,148,423.90	2,141,123,375.45

Total Assets		2,193,911,815.20	2,371,135,180.99

Equity and Liabilities
Current Liabilities
Current Financial Liabilities	4.4.1	42,028,378.52	39,521,811.78
Trade Payables		218,893,233.49	260,778,359.37
Other Current Provisions	4.6	16,522,931.78	40,441,808.19
Liabilities due to Income Taxes		41,495,254.15	23,127,038.95
Deferred Income		104,946,845.45	241,687,838.00
Other Current Liabilities		79,355,617.30	87,166,085.13

Total Current Liabilities		503,242,260.69	692,722,941.42

Non-Current Liabilities
Senior Notes	4.4.2	650,984,074.62	680,129,784.72
Non-Current Financial Liabilities	4.4.3	1,745,689,550.35	1,717,073,896.77
Deferred Tax Liabilities		112,443,922.00	118,855,869.00
Provisions for Pension	4.5	39,363,242.64	35,308,704.57
Other Non-Current Provisions	4.6	26,389,088.85	25,994,627.19
Other Non-Current Liabilities		96,857,681.97	102,492,165.61
Deferred Income		1,613,824.01	1,626,182.10

Total Non-Current Liabilities		2,673,341,384.44	2,681,481,229.96

Equity
Subscribed Capital		1,025,000.00	1,025,000.00
Capital Reserve		50,168,944.55	50,113,702.91
Cash Flow Hedge Reserve		0.00	-58,674.13
Asset Revaluation Surplus		1,217,998.30	1,351,681.06
Accumulated Deficit		-1,043,170,967.41	-1,064,027,764.24

		-990,759,024.56	-1,011,596,054.40
Minority Interests		8,087,194.63	8,527,064.01

Total Equity (Deficit)		-982,671,829.93	-1,003,068,990.39

Total Equity and Liabilities		2,193,911,815.20	2,371,135,180.99

The accompanying notes to this statement of financial position form an integral part to these interim condensed consolidated financial statements.

a

Kabel Deutschland GmbH, Unterfoehring
Consolidated Statement of Income
for the Period from October 1, 2009 to December 31, 2009

	Note	Oct. 1, 2009– Dec. 31, 2009	Oct. 1, 2008– Dec. 31, 2008
		€	T€
		unaudited	unaudited

Revenues	3.1	378,783,325.85	350,820
Cost of Services Rendered		-187,473,798.09	-194,284
thereof depreciation/amortization T€ 61,403 (prior year T€ 52,585)
Other Operating Income		4,581,930.80	4,822
Selling Expenses		-114,113,742.66	-108,968
thereof depreciation/amortization T€ 45,785 (prior year T€ 46,850)
General and Administrative Expenses		-27,807,107.25	-30,268
thereof depreciation/amortization T€ 6,619 (prior year T€ 6,988)

Profit from Ordinary Activities		53,970,608.65	22,122
Interest Income		394,530.76	838
Interest Expense		-31,677,705.07	-68,713
Accretion/Depreciation on Investments and other Securities		0.00	76
Income from Associates		1,323,948.92	431

Profit (loss) before Taxes		24,011,383.26	-45,246
Taxes/Benefit on Income	3.2	-4,890,435.25	17,283

Net profit (loss) for the period		19,120,948.01	-27,963

Attributable to:
Equity holders of the parent		18,665,155.97	-27,973
Minority interests		455,792.04	10

		19,120,948.01	-27,963

The accompanying notes to this statement of income form an integral part to these interim condensed consolidated financial statements.

b

Kabel Deutschland GmbH, Unterfoehring
Consolidated Statement of Income
for the Period from April 1, 2009 to December 31, 2009

	Note	April 1, 2009– Dec. 31, 2009	April 1, 2008– Dec. 31, 2008
		€	T€
		unaudited	unaudited

Revenues	3.1	1,114,323,745.76	1,019,309
Cost of Services Rendered		-554,316,794.57	-523,530
thereof depreciation/amortization T€ 177,373 (prior year T€ 148,983)
Other Operating Income		16,260,882.22	13,860
Selling Expenses		-332,238,712.62	-313,897
thereof depreciation/amortization T€ 136,676 (prior year T€ 127,624)
General and Administrative Expenses		-88,396,312.13	-94,237
thereof depreciation/amortization T€ 19,941 (prior year T€ 20,765)

Profit from Ordinary Activities		155,632,808.66	101,505
Interest Income		3,222,709.25	1,501
Interest Expense		-120,302,822.46	-171,708
Accretion/Depreciation on Investments and other Securities		0.00	76
Income from Associates		1,806,864.26	13,810

Profit (loss) before Taxes		40,359,559.71	-54,816
Taxes/Benefit on Income	3.2	-17,240,093.06	6,239

Net profit (loss) for the period		23,119,466.65	-48,577

Attributable to:
Equity holders of the parent		21,973,114.07	-48,730
Minority interests		1,146,352.58	153

		23,119,466.65	-48,577

The accompanying notes to this statement of income form an integral part to these interim condensed consolidated financial statements.

c

Kabel Deutschland GmbH, Unterfoehring
Consolidated Statement of Comprehensive Income
for the Period from October 1, 2009 to December 31, 2009

	Oct. 1, 2009– Dec. 31, 2009	Oct. 1, 2008– Dec. 31, 2008
	€	T€

Net profit (loss) for the period	19,120,948.01	-27,963
Changes in fair value of financial assets classified as available-for-sale	0.00	-207
Income tax	0.00	62
Changes in fair value of hedging instruments	0.00	-5,098
Income tax	0.00	1,519

Other comprehensive income	0.00	-3,724

Total comprehensive income	19,120,948.01	-31,687

Attributable to:
Equity holders of the parent	18,665,155.97	-31,697
Minority Interests	455,792.04	10

Kabel Deutschland GmbH, Unterfoehring
Consolidated Statement of Comprehensive Income
for the Period from April 1, 2009 to December 31, 2009

	Apr. 1, 2009– Dec. 31, 2009	Apr. 1, 2008– Dec. 31, 2008
	€	T€

Net profit (loss) for the period	23,119,466.65	-48,577
Changes in fair value of hedging instruments	84,666.85	-1,897
Income tax	-25,992.72	565

Other comprehensive income	58,674.13	-1,332

Total comprehensive income	23,178,140.78	-49,909

Attributable to:
Equity holders of the parent	22,031,788.20	-50,062
Minority Interests	1,146,352.58	153

d

Kabel Deutschland GmbH, Unterfoehring
Consolidated Statement of Cash Flows
for the Period from April 1, 2009 to December 31, 2009

	April 1, 2009– December 31, 2009	April 1, 2008– December 31, 2008
	T€	T€
	unaudited	unaudited

1. Cash flows from operating activities
Net profit/loss for the period	23,119	-48,577
Adjustments to reconcile net profit to cash provided by operations:
Taxes on Income	17,240	-6,239
Interest expense	120,303	171,708
Interest income	-3,223	-1,501
Accretion/Depreciation and amortization on fixed assets	333,990	297,372
Accretion/Depreciation on investments and other securities	0	-76
Gain/Loss on disposal/sale of fixed assets (intangible assets; property and equipment; financial assets)	2,263	1,077
Income from associates	-1,807	-13,810
Compensation expense relating to share-based payments	742	1,587

	492,627	401,541
Changes in assets and liabilities:
Increase (-)/decrease (+) of inventories	4,137	3,797
Increase (-)/decrease (+) of trade receivables	36,131	45,563
Increase (-)/decrease (+) of other assets	8,231	-8,187
Increase (+)/decrease (-) of trade payables	-42,249	8,903
Increase (+)/decrease (-) of other provisions	-20,064	25,808
Increase (+)/decrease (-) of deferred income	-136,753	-87,634
Increase (+)/decrease (-) of provisions for pensions	2,620	3,497
Increase (+)/decrease (-) of other liabilities	-6,681	-5,874

Cash provided by operations	337,999	387,414
Income taxes paid (-)/received (+)	-1,880	-6,503

Net cash from operating activities	336,119	380,911

2. Cash flows from investing activities
Cash received from disposal/sale of fixed assets (intangible assets; property and equipment; financial assets)	969	817
Cash received from sale of investments	0	14,775
Cash paid for investments in intangible assets	-55,175	-58,069
Cash paid for investments in property and equipment	-178,036	-201,424
Cash received (+)/paid (-) for acquisitions, net of cash acquired	53,998	-540,234
Interest received	3,038	1,473

Net cash used in investing activities	-175,206	-782,662

3. Cash flows from financing activities
Cash payments to shareholders/minorities	-2,836	-7,995
Cash received non-current financial liabilities	199,000	785,000
Cash repayments of non-current financial liabilities	-199,000	-170,000
Cash payments for reduction of finance lease liabilities	-6,582	-6,115
Interest and transaction costs paid	-106,013	-110,448

Net cash from financing activities	-115,431	490,442

4. Cash and cash equivalents at the end of the period
Changes in cash and cash equivalents (subtotal of 1 to 3)	45,482	88,691
Valuation adjustments on cash and cash equivalents	0	76
Cash and cash equivalents at the beginning of the period	51,922	15,463

Cash and cash equivalents at the end of the period	97,404	104,230

The accompanying notes to this statement of cash flows form an integral part to these interim condensed consolidated financial statements.

e

Kabel Deutschland GmbH, Unterfoehring
Statement of Changes in Consolidated Equity
for the Period from April 1, 2009 to December 31, 2009

	Attributable to equity holders of the parent
	Subscribed capital	Capital reserve	Cash flow hedge reserve	Asset Revaluation Surplus	Accumulated deficit	Total	Minority Interests	Total Equity (Deficit)
	€	€	€	€	€	€	€	€

Balance as of April 1, 2009	1,025,000.00	50,113,702.91	-58,674.13	1,351,681.06	-1,064,027,764.24	-1,011,596,054.40	8,527,064.01	-1,003,068,990.39
Net income of the period	0.00	0.00	0.00	0.00	21,973,114.07	21,973,114.07	1,146,352.58	23,119,466.65
Other comprehensive income	0.00	0.00	58,674.13	0.00	0.00	58,674.13	0.00	58,674.13

Total comprehensive income (loss) for the period	0.00	0.00	58,674.13	0.00	21,973,114.07	22,031,788.20	1,146,352.58	23,178,140.78

Reclassification of Asset Revaluation Surplus	0.00	0.00	0.00	-133,682.76	133,682.76	0.00	0.00	0.00
Additions relating to share-based payment	0.00	55,241.64	0.00	0.00	0.00	55,241.64	0.00	55,241.64
Transactions with parents	0.00	0.00	0.00	0.00	-1,250,000.00	-1,250,000.00	0.00	-1,250,000.00
Dividend distribution to minorities	0.00	0.00	0.00	0.00	0.00	0.00	-1,586,221.96	-1,586,221.96

Balance as of December 31, 2009 (unaudited)	1,025,000.00	50,168,944.55	0.00	1,217,998.30	-1,043,170,967.41	-990,759,024.56	8,087,194.63	-982,671,829.93

The accompanying notes to this statement of changes in consolidated equity form an integral part to these interim condensed consolidated financial statements.

f

Kabel Deutschland GmbH, Unterfoehring
Statement of Changes in Consolidated Equity
for the Period from April 1, 2008 to December 31, 2008

	Attributable to equity holders of the parent
	Subscribed capital	Capital reserve	Cash flow hedge reserve	Available- for-sale reserve	Accumulated deficit	Total	Minority Interests	Total Equity (Deficit)
	€	€	€	€	€	€	€	€

Balance as of April 1, 2008	1,025,000.00	49,590,255.94	1,288,398.15	0.00	-984,472,685.09	-932,569,031.00	0.00	-932,569,031.00
Net loss of the period	0.00	0.00	0.00	0.00	-48,729,169.61	-48,729,169.61	152,471.15	-48,576,698.46
Other comprehensive income	0.00	0.00	-1,331,744.16	0.00	0.00	-1,331,744.16	0.00	-1,331,744.16

Total comprehensive income (loss) for the period	0.00	0.00	-1,331,744.16	0.00	-48,729,169.61	-50,060,913.77	152,471.15	-49,908,442.62

Additions relating to share-based payment	0.00	523,446.97	0.00	0.00	0.00	523,446.97	0.00	523,446.97
Transactions with parents	0.00	0.00	0.00	0.00	-6,900,000.00	-6,900,000.00	0.00	-6,900,000.00
Dividend distribution to minorities	0.00	0.00	0.00	0.00	0.00	0.00	-1,095,097.76	-1,095,097.76
Additions relating to acquisitions	0.00	0.00	0.00	0.00	0.00	0.00	8,776,816.00	8,776,816.00

Balance as of December 31, 2008 (unaudited)	1,025,000.00	50,113,702.91	-43,346.01	0.00	-1,040,101,854.70	-989,006,497.80	7,834,189.39	-981,172,308.41

The accompanying notes to this statement of changes in consolidated equity form an integral part to these interim condensed consolidated financial statements.

g

Selected Explanatory
Notes to the Interim Condensed Consolidated
Financial Statements for

Kabel Deutschland GmbH
as of December 31, 2009

1.     Corporate Information

        The interim condensed consolidated financial statements (the "Interim Financial Statements" or "Financials") of the Kabel Deutschland Group (Company or KDG) for the quarter and the nine months ended December 31, 2009 were authorized for issuance in accordance with a resolution of the Directors on February 9, 2010.

        Kabel Deutschland GmbH is registered in Unterfoehring, Betastraße 6-8 (commercial register of Munich HRB 145837).

1.2   Basis of Presentation and accounting policies

Basis of preparation

        The Interim Financial Statements for the quarter and the nine months ended December 31, 2009 have been prepared in accordance with IAS 34 Interim Financial Reporting.

        The Financials do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company's annual financial statements as of March 31, 2009 which can be found on the Company's website (www.kabeldeutschland.com).

        The amounts in the Interim Financial Statements are presented in Euros and all values are rounded to the nearest thousand (T€) except when otherwise indicated.

Significant accounting policies

        The accounting policies adopted in the preparation of the Interim Financial Statements are consistent with those followed in the preparation of the Company's annual financial statements for the year ended March 31, 2009, except for the adoption of new Standards and Interpretations noted below. The adoption of these Standards and Interpretations did not have any material effect on the financial position or performance of the Company.

        The revised standard of IAS 1 "Presentation of Financial Statements" separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners; non-owner changes in equity on other comprehensive income are presented as a single line. In addition, the standard requires a statement of comprehensive income. It presents all items of recognized income and expense, either in one single, or in two linked statements. The Company has elected to present two statements.

        The standard IAS 23 "Borrowing Cost" has been revised to require capitalization of borrowing costs when such costs relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. Accordingly, borrowing costs are capitalized on qualifying assets beginning April 1, 2009. No changes have been made for historical borrowing costs which were expensed prior to this date.

        The revisions of IAS 32 "Financial Instruments—Presentation" and IAS 1 "Presentation of Financial Statements—Puttable Financial Instruments and Obligations Arising on Liquidation" provide a limited scope exception for puttable instruments to be classified as equity if they fulfill a number of specified features. This means that some financial instruments currently falling under the definition of financial liabilities will be classified as equity. The amendments to this standard did not have any impact on the financial position or performance of the Company as the Company has not issued such instruments.

        The revised standard of IFRS 2 "Share-based Payment" clarifies the definition of vesting conditions in share-based payments and stipulates that all cancellations of share-based payments should receive identical accounting treatment, regardless of the party responsible for cancellation. The revised standard did not have any impact on the Company's financial position or performance.

        The amendments of IFRS 7 "Financial Instruments—Disclosures" require enhanced disclosures about fair value measurements and liquidity risk. Among other things, the amendments introduce a three-level hierarchy for fair value measurement disclosures and require entities to provide additional disclosures about the relative reliability of fair value measurements. In addition, the amendments clarify and enhance the existing requirements for the disclosure of liquidity risk. The fair value measurement disclosures and the liquidity risk disclosures are not impacted by the amendments.

        The standard IFRS 8 "Operating Segments" requires an entity to report financial and descriptive information about its reportable segments. IFRS 8 requires identification of operating segments based on internal reports that are regularly reviewed by the entity's senior management in order to allocate resources to the segment and assess its performance. The standard also requires an explanation of how segment profit or loss and segment assets and liabilities are measured for each reportable segment. IFRS 8 requires an entity to report information about revenues derived from its products or services, about the countries in which it earns revenues and holds assets, and about major customers.

Improvements to IFRSs:

        As a result of the first annual improvement project, the IASB issued a collective standard with amendments to various IFRSs in May 2008. This standard relates to a large number of smaller amendments to existing standards whose implementation was regarded as necessary, but non-urgent. The European Union endorsed this standard in January 2009. In the collective standard, among others, the IASB clarified that derivative financial instruments classified as held for trading are not always required to be presented in the statement of financial position as current assets or liabilities. Since April 1, 2009, the Company has applied the amendments from this collective standard. The adoption of the amendments did not have a material impact on the presentation of the Company's results of operations, financial position or cash flows.

        The interpretation of IFRIC 13 "Customer Loyalty Programs" requires customer loyalty award credits to be accounted for as a separate component of the sales transaction in which they are granted and therefore part of the fair value of the consideration received is allocated to the awarded credits and deferred over the period that the awarded credits are fulfilled. The portion of the proceeds allocated to the goods or service already delivered is recognized as revenue. The portion of the proceeds allocated to the awarded credits is deferred as an advance payment until the customer redeems the credit award or the obligation in respect of the credit award is fulfilled. The Company adjusted its accounting policies accordingly as of April 1, 2009. The adoption of IFRIC 13 did not have a material impact on the presentation of the Company's results of operations, financial position or cash flows. For possible future customer loyalty programs, the Company will evaluate the detailed effects related to this new interpretation.

        The interpretation of IFRIC 15 "Agreement for the Construction of Real Estate" has been applied retroactively. It clarifies when and how revenue and related expenses from the sale of a real estate unit should be recognized if an agreement between a developer and a buyer is reached before the construction of the real estate is completed. Furthermore, the interpretation provides guidance on how to determine whether an agreement is within the scope of IAS 11 or IAS 18. IFRIC 15 does not have any impact on the consolidated financial statement because the Company does not conduct such activity.

        The interpretation of IFRIC 16 "Hedges of a Net Investment in a Foreign Operation" was applied prospectively. IFRIC 16 provides guidance on the accounting for a hedge of a net investment. As such it provides guidance on identifying the foreign currency risks that qualify for hedge accounting in the hedge of a net investment, where within the group the hedging instruments can be held in the hedge of a net investment and how an entity should determine the amount of foreign currency gain or loss, relating to both the net investment and the hedging instrument, to be recycled on disposal of the net investment. The adoption of IFRIC 16 did not have any impact on the presentation of the Company's results of operations, financial position or cash flows, as the Company has no net investments in foreign operations.

Accounting Standards recently issued by the IASB and not yet applied by the Company

        The Company does not intend to apply any of the following recently issued standards or interpretations before the effective date.

The Company has not applied any of the following standards or interpretations that have been issued and have been endorsed by the EU as of February 5, 2010 but are not effective for the Company as of December 31, 2009.

        The interpretation of IFRIC 17 "Distributions of Non-cash Assets to Owners" is effective for annual periods beginning on or after July 1, 2009 with early application permitted. It provides guidance on how to account for non-cash distributions to owners. The interpretation clarifies when to recognize a liability, how to measure it and the associated assets, and when to derecognize the asset and liability. The Group does not expect IFRIC 17 to have an impact on the consolidated financial statements as the Group has not made non-cash distributions to shareholders in the past.

        IFRIC 18 "Transfers of Assets from Customers" is particularly relevant for the utility sector. IFRIC 18 must be applied prospectively to transfers of assets from customers received on or after July 1, 2009. Earlier application is permitted provided the valuations and other information needed to apply to the Interpretation to past transfers were obtained at the time those transfers were made. It clarifies the requirements of International Financial Reporting Standards for agreements in which an entity receives from a customer an item of property, plant and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services. In some cases, the entity receives cash from a customer which must be used only to acquire or construct the item of property, plant and equipment in order to connect the customer to a network or provide the customer with ongoing access to a supply of goods or services (or to do both). IFRIC 18 has no impact on the consolidated financial statements as no relevant agreements are made.

        In October 2009, an amendment to IAS 32 "Financial Instruments: Presentation—Disclosure" on the classification of rights issues was published. For rights issues offered for a fixed amount of foreign currency current practice appears to require such issues to be accounted for as derivative liabilities. The amendment states that if such rights are issued pro rata to an entity's all existing shareholders in the same class for a fixed amount of currency, they should be classified as equity regardless of the currency in which the exercise price is denominated. The amendment is obligatory for annual periods beginning on or after February 1, 2010. The amendment to IAS 32 will not have any impact on the consolidated financial statements since no such rights are issued.

The Company has not applied any of the following IFRSs and IFRIC interpretations that have been issued but have not yet been endorsed by the EU as of February 5, 2010 and are not effective as of December 31, 2009.

        The amendment to IFRIC 14 IAS 19 "The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" applies in the limited circumstances when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements. The amendment permits such an entity to treat the benefit of such an early payment as an asset. The amendment, Prepayments of a Minimum Funding Requirement, has an effective date for mandatory adoption of January 1, 2011, with early adoption permitted for 2009 year-end financial statements.

        The International Financial Reporting Interpretations Committee issued an interpretation that provides guidance on how to account for the extinguishment of a financial liability by the issue of equity instruments. These transactions are often referred to as debt for equity swaps. IFRIC 19 "Extinguishing Financial Liabilities with Equity Instruments" clarifies the requirements of International Financial Reporting Standards when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity's shares or other equity instruments to settle the financial liability fully or partially. The interpretation is effective for annual periods beginning on or after July 1, 2010 with earlier application permitted. The Company does not expect that IFRIC 19 will have any impact on its consolidated financial statements.

        The revised version of IAS 24 "Related Party Disclosures" simplifies the disclosure requirements for government-related entities and clarifies the definition of a related party. The revised standard is effective for annual periods beginning on or after January 1, 2011, with earlier application permitted. The revised standard will probably not have any impact on the consolidated financial statements and the disclosures made on related parties.

        In November 2009, the IASB issued IFRS 9 "Financial Instruments". This standard is the first phase of the IASB's three-phase project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 amends the classification and measurement requirements for financial assets, including some hybrid contracts. It uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the different impairment methods in IAS 39. The new standard is applicable for annual reporting periods beginning on or after January 1, 2013; early adoption is permitted. The European Financial Reporting Advisory Group postponed its endorsement advice, to take more time to consider the output from the IASB project to improve accounting for financial instruments. The Company is currently assessing the impacts of the adoption on the Company's Consolidated Financial Statements.

Business Combination and Goodwill

        Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred out of the Company. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting year during which the Company had control.

        Goodwill corresponds to the difference between the acquisition cost and the fair value of the acquired assets and liabilities of a business combination. Goodwill is not subject to amortization; it is tested for impairment at least annually and, if necessary, written down to the extent impaired.

Share Acquisitions

        On April 30, 2008 KDG closed the acquisition of twelve companies from the Orion Group with 1.1 million CATV subscribers ("Orion Acquisition"). The acquired companies were consolidated for the first time as of April 30/May 1, 2008. The Orion Acquisition has been accounted for using the purchase method of accounting. The purchase price originally amounted to T€ 529,015 (originally cash paid to the seller of T€ 491,578 in a first tranche and T€ 13,550 in a second tranche for the remaining shares acquired on June 30, 2008 and an assumption of intercompany liabilities in the amount of T€ 23,887), and costs associated with the acquisition amounted to T€ 34,408. For further information, reference is made to the Company's annual financial statements as of March 31, 2009.

        While several issues with respect to the purchase price determination were settled in May 2009, the parties continue to dispute whether and to which extent the purchase price has to be further adjusted for costs incurred by some target companies for certain central functions such as customer care, IP, IT, finance and human resources. In September 2009, the arbitral court informed the parties that in its view the neutral expert's decision (Schiedsgutachten) issued under the Orion Share Purchase Agreement in May 2009, which stated that these costs must not be accounted for under the purchase price formula, is not binding pursuant to Section 319 para. 1 of the German Civil Code. However, the question if and to which extent the purchase price has to be adjusted with respect to the costs for the central functions remains open and will now be decided by the arbitration panel. A decision is expected in 2010.

        To date, the purchase price was reduced by a total of T€ 67,500 and fully repaid by June 30, 2009. Thereof, T€ 19,437 was allocated to goodwill until March 31, 2009 and T€ 48,063 until June 30, 2009. The goodwill recognized on the acquisition totaled T€ 287,274 as of December 31, 2009.

        The acquisition cost as of December 31, 2009 and March 31, 2009 was as follows:

Acqusition Cost

	Dec. 31, 2009	March 31, 2009
	T€	T€
Purchase price	461,475	509,538
Cost associated with the acquisition	34,408	34,408

Total acquisition cost	495,883	543,946

        Included in the cost associated with the acquisition of T€ 34,408 are directly attributable costs related to the Orion Acquisition such as professional fees for lawyers, due diligence and other professional advisers, M&A fees and fees relating to the closing of the Orion Acquisition.

3.     Notes to the Statement of Income

3.1   Revenues

        Revenues were generated in Germany as follows:

	Oct. 1, 2009– Dec. 31, 2009	Oct. 1, 2008– Dec. 31, 2008
	T€	T€
Basic Cable revenues	224,053	229,549
Premium TV revenues	54,598	49,510
Internet and Phone revenues	89,810	62,622
TKS revenues	10,322	9,139

	378,783	350,820

	April 1, 2009– Dec. 31, 2009	April 1, 2008– Dec. 31, 2008
	T€	T€
Basic Cable revenues	677,721	685,692
Premium TV revenues	159,071	143,671
Internet and Phone revenues	246,762	164,385
TKS revenues	30,770	25,561

	1,114,324	1,019,309

3.2   Taxes on Income

        Major components of income tax expense are:

	Oct. 1, 2009– Dec. 31, 2009	Oct. 1, 2008– Dec. 31, 2008
	T€	T€
Consolidated statement of income
Current income tax
Current income tax charge	9,333	-1,285
Deferred income tax
Relating to origination and reversal of temporary differences	-4,443	-15,998

Income tax expense (+)/income (-)	4,890	-17,283

	April 1, 2009– Dec. 31, 2009	April 1, 2008– Dec. 31, 2008
	T€	T€
Consolidated statement of income
Current income tax
Current income tax charge	23,611	9,071
Deferred income tax
Relating to origination and reversal of temporary differences	-6,371	-15,310

Income tax expense (+)/income (-)	17,240	-6,239

4.     Notes to the Statement of Financial Position

4.1   Receivables

	Dec. 31, 2009	March 31, 2009
	T€	T€
Gross Trade receivables	104,619	159,824
Bad debt allowance	-34,171	-53,245

Trade Receivables	70,448	106,579

        Trade receivables of Kabel Deutschland Vertrieb und Service GmbH & Co. KG in the amount of T€ 104,619 and T€ 159,824 were pledged as security in accordance with the Senior Credit Facility Agreement (see 4.4 Financial Liabilities) as of December 31, 2009 and March 31, 2009, respectively.

4.2   Inventories

	Dec. 31, 2009	March 31, 2009
	T€	T€
Raw materials, consumables and supplies	3,583	4,590
Work in process	113	790
Finished goods and merchandise	8,096	10,549
thereof carried at net realizable value	363	430

	11,792	15,929

        Depending upon specified use, customer premise equipment (CPE), included above in finished goods and merchandise, is recognized as capital expenditures (capex) or operational expenditures (opex) at the time the item is put into service. The Company capitalizes the CPE as fixed assets when it is leased to the customer. The Company expenses CPE when it is purchased by the customer as well as costs for maintenance and substitution of CPE. The total amount of inventories recognized as an expense in the quarter ended December 31, 2009 amounts to T€ 2,730 compared to T€ 3,470 for the quarter ended December 31, 2008. The total amount of inventories recognized as an expense in the nine months ended December 31, 2009 amounts to T€ 10,485 compared to T€ 10,716 for the nine months ended December 31, 2008.

        Inventories in an amount of T€ 4,987 and T€ 6,683 were pledged in accordance with the Senior Credit Facility Agreement (see 4.4 Financial Liabilities) at December 31, 2009 and March 31, 2009, respectively.

4.3   Intangible Assets/Property and Equipment

        With respect to additions and disposals of intangible assets and property and equipment, see the fixed asset schedules in Appendix 1 and 2 to these notes.

4.4   Financial Liabilities (current and non-current) and Senior Notes

4.4.1  Current Financial Liabilities

	Dec. 31, 2009	March 31, 2009
	T€	T€
Accrued interest related to
Senior Credit Facility
Tranche A	142	960
Tranche B	104	147
Tranche C	111	18,799
Senior Notes	41,671	19,616

Current financial liabilities	42,028	39,522

4.4.2  Senior Notes

	Dec. 31, 2009	March 31, 2009
	T€	T€
Notes issued	755,553	755,553
Financing and transaction cost	-42,587	-42,587
Accretion	17,415	14,346
Foreign exchange rate effect	-79,397	-47,182

	650,984	680,130

        On July 2, 2004 KDG issued T€ 250,000 of 10.75% Senior Notes (Euro Notes) due in 2014 and TUS $ 610,000 of 10.625% Senior Notes (US $ Notes) due in 2014 (together the 2014 Senior Notes). With respect to the 2014 Senior Notes, the Company entered into a hedge agreement with various banks swapping 100% of the US-Dollar denominated principal (TUS $ 610,000) and interest payments into Euro denominated principal and interest payments at a fixed rate over 5 consecutive years from July 1, 2004 until July 1, 2009. From December 2008 until March 2009, the Company successfully negotiated new swap agreements, which effectively prolonged the existing currency hedges at the same rate of US $ 1.2066 for each Euro and an increased average Euro fixed rate of 11.1695% (previously 10.2046%) by two years until July 1, 2011.

        For the quarter ended December 31, 2009 the new swaps have been accounted at fair value through profit or loss. Accordingly the changes in fair value for the new swaps and the currency translation of the US-Dollar Tranche of the 2014 Senior Notes in accordance with IAS 21 have been recognized through profit or loss. The total impact on profit amounts to T€ 7,648 for the quarter ended December 31, 2009.

        Interest on the 2014 Senior Notes is payable every six months on January 1 and July 1. The principal becomes due and payable on July 1, 2014. The 2014 Senior Notes contain several affirmative and negative covenants which are less restrictive than under the Senior Credit Facility, although limiting among other things, our ability to:

  •
  incur additional indebtedness;

  •
  pay dividends or make other distributions;

  •
  make certain other restricted payments and investments;

  •
  create liens;

  •
  transfer or sell assets;

  •
  merge or consolidate with other entities;

  •
  enter into transactions with affiliates;

  •
  and impose restrictions on the ability of our subsidiaries to pay dividends or make other payments to us.

        Each of the covenants is subject to a number of important exceptions and qualifications. See "Description of the Notes—Certain Covenants." in the Registration Statement dated October 4, 2006 and filed with the SEC.

        As of December 31, 2009 the Company had not prepaid any amount of the 2014 Senior Notes.

        At any time after July 1, 2009 the following redemption prices apply beginning on the day after July 1 in each of the following years:

	Redemption Price
	Euro Notes	US $ Notes
2009	105.375%	105.313%
2010	103.583%	103.542%
2011	101.792%	101.771%
2012 and thereafter	100.000%	100.000%

4.4.3  Non-Current Financial Liabilities

	Dec. 31, 2009	March 31, 2009
	T€	T€
Senior Credit Facility Tranche A	1,150,000	1,150,000
Senior Credit Facility Tranche C	535,000	535,000

Senior Credit Facility	1,685,000	1,685,000
Financing and transaction costs, Tranche A	-33,124	-32,872
Accretion of Tranche A	16,924	11,739
Financing and transaction costs, Tranche C	-16,135	-16,135
Accretion of Tranche C	4,908	2,519

Senior Credit Facility, net of financing and transaction cost	1,657,573	1,650,251
Currency Hedge	88,116	66,823

Non-current financial liabilities	1,745,689	1,717,074

        On May 12, 2006 Kabel Deutschland Vertrieb und Service GmbH & Co. KG (KDVS) entered into a Senior Credit Facility agreement. This agreement was comprised of two facilities, a T€ 1,150,000 term loan facility (Tranche A) and a T€ 200,000 revolving credit facility (Tranche B). Tranche A and Tranche B mature on March 31, 2012 (together the "Senior Credit Facility"). On July 19, 2007 the Company amended its Senior Credit Facility and increased Tranche B to T€ 325,000 under the same terms and conditions as the original Tranche B. The Senior Credit Facility is secured by all the assets of KDVS and a first priority pledge on 100% of the shares of KDVS owned by Kabel Deutschland GmbH under its guarantee. Since the closing date, Tranche A (T€ 1,150,000) has been fully drawn. The fair value of KDVS' shares reported in KDG's financials is T€ 3,598,100.

        Tranche B may be borrowed, repaid and reborrowed up until one month prior to the final maturity date. Borrowings under Tranche B may be used for general corporate purposes. As of December 31, 2009 no amounts were outstanding under Tranche B.

        The financing and transaction costs related to Tranche B are shown under non-current assets (prepaid expenses) in the amount of T€ 1,116 and under current prepaid expenses in the amount of T€ 1,395.

        On October 22, 2007 KDVS signed a T€ 650,000 Senior Add-on Facility or Tranche C, which ranks pari passu with the existing Senior Credit Facility. As of May 9, 2008 the Tranche C commitment was reduced by T€ 115,000 to T€ 535,000. Tranche C was drawn down on May 9, 2008 to finance the Orion Acquisition and remains fully drawn. Tranche C matures in March 2013.

        Interest rates on the Senior Credit Facility are based on one, two, three or six months EURIBOR plus a margin.

        As of December 31, 2009 the margin on Tranche A and B of the Senior Credit Facility was based on the ratio of consolidated senior net borrowings to consolidated EBITDA (as defined in the Senior Credit Facility agreement) as follows:

Ratio of Consolidated Total Net Borrowings to Consolidated EBITDA	Margin (percentage per annum)
Greater than 4:1	2.00
Less than or equal to 4:1, but greater than 3.5:1	1.875
Less than or equal to 3.5:1	1.75

        As of December 31, 2009 the ratio of Consolidated Senior Net Borrowings to Consolidated EBITDA amounted to 2.46:1. Therefore, the applicable margin was EURIBOR + 175bps as of December 31, 2009. KDG pays an annual commitment fee of 0.625% on the undrawn commitment under Tranche B. Tranche C carries a coupon of EURIBOR + 325bps.

        The Senior Credit Facility is subject to several affirmative and negative covenants including, but not limited to, the following:

Test	Requirement as of December 31, 2009
• EBITDA to Net Interest	Greater than 2.50 x
• Senior Net Debt to EBITDA	Less than 3.00 x

        As of December 31, 2009 the ratio of EBITDA to Net Interest amounted to 4.04. The ratio of Senior Net Debt to EBITDA amounted to 2.46.

        On February 11, 2009 KDG approached the lenders of its Senior Credit Facilities with a request to agree to certain amendments to the Company's Senior Credit Facilities. KDG proposed to change the senior net debt to EBITDA covenant for the quarters starting from December 2010 to December 2011 as well as to extend senior net debt to EBITDA and EBITDA to net interest covenants beyond March 2012 until maturity of Term Loan C in March 2013. On February 25, 2009 the lenders agreed to the requested amendment.

        The Company's ability to meet these financial ratios and tests may be affected by events beyond its control and, as a result, the Company cannot be sure to meet these ratios and tests in the future. In the event of a default under the Senior Credit Facilities the lenders could terminate their commitments and declare all amounts owed to them to be due and payable.

        Mandatory prepayments are required in case of (i) a change of control, public flotation or sale of the business, (ii) certain third party receipts and (iii) the sale of shares on the public market (if consolidated total senior net borrowings to consolidated EBITDA is greater than or equal to 2:1).

        At December 31, 2009 T€ 1,150,000 was outstanding under Tranche A at an interest rate of approximately 2.223% and T€ 535,000 was outstanding under Tranche C at an interest rate of approximately 3.723%. Currently KDG has no interest hedging instruments in place and no explicit plans to purchase new interest hedging instruments in the near term.

4.5   Provisions for Pension

        The following tables summarize the components of net benefit expense recognized in the statement of income and the funded status and amounts recognized in the statement of financial position for the respective plans:

Net benefit expenses recognized in the consolidated statement of income

	Oct. 1, 2009– Dec. 31, 2009	Oct. 1, 2008– Dec. 31, 2008
	T€	T€
Current service cost	874	883
Interest expense	478	425

Net benefit expense	1,352	1,308

	April 1, 2009– Dec. 31, 2009	April 1, 2008– Dec. 31, 2008
	T€	T€
Current service cost	2,620	2,647
Interest expense	1,434	1,525

Net benefit expense	4,054	4,172

        The expenses arising from the accrual of interest on pension obligations are recorded in interest expense.

        The recognized expense is recorded in the following line items in the statement of income:

	Oct. 1, 2009– Dec. 31, 2009	Oct. 1, 2008– Dec. 31, 2008
	T€	T€
Cost of services rendered	230	230
Selling expenses	381	363
General and administrative expenses	263	290
Interest expense	478	425

	1,352	1,308

	April 1, 2009– Dec. 31, 2009	April 1, 2008– Dec. 31, 2008
	T€	T€
Cost of services rendered	689	689
Selling expenses	1,144	1,088
General and administrative expenses	787	870
Interest expense	1,434	1,525

	4,054	4,172

Benefit Liability

	Dec. 31, 2009	March 31, 2009
	T€	T€
Defined benefit obligation	36,311	32,257
Unrecognized actuarial gains (losses)	3,052	3,052

Benefit liability	39,363	35,309

Changes in the present value of the defined benefit obligation are as follows:

	April 1, 2009– Dec. 31, 2009	April 1, 2008– March 31, 2009
	T€	T€
Defined Benefit Obligation at April 1	32,257	29,119
Current Service Cost	2,626	3,530
Interest Cost	1,434	1,696
Actual Benefit Payments	0	-131
Acquisition/Business Combination	0	1,066
Actuarial (Gains)/Losses	-6	-3,023

Defined Benefit Obligation at Dec. 31/March 31	36,311	32,257

        An estimation of pension provisions for the quarter ended December 31, 2009 was performed by the Company based on an actuarial pension appraisal as of June 6, 2009.

4.6   Other Provisions (current and non-current)

	Balance as of April 1, 2009	Utilization	Reversal	Addition	Interest	Balance as of Dec. 31, 2009
	T€	T€	T€	T€	T€	T€
Anniversary payments	179	-49	0	8	0	138
Asset retirement obligations	25,815	-158	0	785	-191	26,251
Restructuring	26,573	-15,578	-3,994	66	0	7,067
Legal fees and litigation costs	193	-76	-87	398	0	428
Other	13,676	-4,641	-7	0	0	9,028

Total provisions	66,436	-20,502	-4,088	1,257	-191	42,912

        Other provisions can be segregated into current obligations (T€ 16,523) and non-current obligations (T€ 26,389).

        Due to a change in estimate with respect to the interest rate, inflation and revision of asset retirement obligation calculation the decrease of T€ 191 consists of T€ 1,114 for the change in interest rate and T€ 923 for the accretion in interest which is considered in interest expense.

Provisions for Restructuring

        As of March 31, 2009 provisions in connection with the reorganization of the technical department and certain other smaller restructuring programs were recorded in the amount of T€ 26,573. In the nine months ended December 31, 2009 the net effect of utilizations, reversals and additions amounted to T€ 19,506 comprising primarily severance payments and other costs, individual amounts can be identified in the above table. As of December 31, 2009 the total provision amounted to T€ 7,067.

Other

        As of March 31, 2009 T€ 13,676 remained in other provisions. In the nine months ended December 31, 2009 T€ 4,641 were utilized primarily for settlements of specific parts of the dispute regarding the Orion Acquisition and related consulting costs resulting in a remaining total of T€ 9,028 as of December 31, 2009.

5.     Other Notes

5.1   Other Financial Obligations

Leasing and Rental Obligations

        KDG has entered into several long-term service agreements with DTAG as well as its subsidiary T-Systems International GmbH. These agreements include but are not limited to usage and access agreements for underground cable ducts, fiber optic cables, co-location facilities and energy. The agreements primarily have fixed prices; either based on a monthly or unit basis and are valid for up to thirty years. However, KDG can terminate the agreements with a notice period of 12 to 24 months.

        The financial obligations as of December 31, 2009 and March 31, 2009 include the obligations arising due to the earliest possible termination date of KDG and are as follows:

		December 31, 2009				March 31, 2009
Type of liability in T€		Due up to 1 year	Due between 1 and 5 years	Due more than 5 years	Total	Due up to 1 year	Due between 1 and 5 years	Due more than 5 years	Total
1.	Agreements with DTAG and subsidiaries	224,665	210,340	77,506	512,511	215,432	306,089	70,720	592,241
2.	License, rental and operating lease commitments	55,471	46,543	1,974	103,988	27,022	50,943	2,469	80,434
3.	Other	16,133	3,539	895	20,567	16,853	5,568	1,240	23,661

	Total	296,269	260,422	80,375	637,066	259,307	362,600	74,429	696,336

        The lease payments for cable ducts were T€ 25,827 for the quarter ended December 31, 2009 compared to T€ 25,917 for the quarter ended December 31, 2008. For the nine months ended December 31, 2009 and December 31, 2008 the lease expenses for cable duct space were T€ 77,483 and T€ 77,652, respectively. While the Company has the legal right to cancel the agreements for the lease of the cable ducts with a notice period of 12 to 24 months, the technological requirements to replace leased capacity represent economic penalties which would result in the reasonably assured renewal of the leases for a certain period of time. Management expects that for 30% of the leased capacity the economic penalties will require renewal of the contracts for 15 years, when the Company believes it will have the ability to replace the capacity. This results in a non-cancelable lease term of 15 years for this portion of the leased cable ducts. For the remaining 70%, the lease term is expected to include all renewal periods under the agreement, resulting in a non-cancelable lease term of 30 years through March 31, 2033, after which time the lease can be canceled at the option of DTAG. As of December 31, 2009 and March 31, 2009 the total undiscounted financial obligations for cable ducts amounted to T€ 1,936,221 and T€ 2,013,670, respectively.

        For the quarter ended December 31, 2009 total leasing expenses were T€ 45,897 compared to T€ 48,195 for the quarter ended December 31, 2008. The total leasing expenses for the nine months ended December 31, 2009 and December 31, 2008 amounted to T€ 139,009 and T€ 136,614, respectively.

5.2   Share-Based Payments

        As of December 31, 2009 the Company has five Management Equity Participation Programs ("MEP"). MEP I and the MEP IV share plan provide direct and indirect ownership in Cayman Cable Holding L.P. ("the Partnership"), the ultimate parent company of KDG and Cable Holding S.A. (formerly Cable Holding S.à r.l.). MEP II and III, MEP IV and MEP V provide options on interests in the Partnership.

        In the nine month period ended December 31, 2009, 24,084 options have been called by the Company based on the rules of the MEP V Option Plan without entitlement to any payment. These calls resulted in an increase in capital reserve of T€ 55.

        As of December 31, 2009 members of MEP plans hold direct and indirect interests of 3.74% and 0.89% respectively in the Cayman Cable Holding L.P. The number of options outstanding at December 31, 2009 amounts to 3,110,154.

6.     Segment Reporting

        For the purposes of segment reporting, KDG's activities are split into business segments. Business segments are the primary reporting format. This breakdown is based on the internal management and reporting system and takes into account the different risks and earnings structures of the business segments.

        The business activities of KDG and its subsidiaries focus on the operation of cable television networks in Germany. Risks and rewards do not differ within Germany. Therefore, operations do not need to be segmented into geographical segments and the secondary reporting format is not required.

        Segment information on intangible and tangible fixed assets, receivables, liabilities and profit or loss is provided in the primary reporting format. This segment information is obtained using the same disclosure and measurement methods as for the consolidated financial statements. There are no significant relationships between the individual segments, and therefore no intersegment relationships need to be eliminated. Any intrasegment relationships have been eliminated.

        The following two segments have been renamed to more accurately reflect KDG's product offerings and operations. Basic Cable was formerly known as "Cable Access" and Premium TV was formerly known as "TV/Radio", and consolidated financial statements for prior periods referred to the former segment names. Financial data as currently segmented has not been impacted by the name changes as described.

Basic Cable

        Basic Cable contains all activities and services linked to the customer's physical access to the Company's cable network. KDG's Basic Cable services are delivered in both the analog and digital spectrum. KDG provides Basic Cable services primarily via individual contracts with customers, collective contracts with landlords and housing associations and Level 4 network operators.

        KDG generates revenues in its Basic Cable business from subscription fees for access to and delivery of its basic analog and digital TV signals, installation and connection fees and other non-subscription based revenues.

Premium TV

        In addition to the Basic Cable business described in the above section, the Company offers also pay TV packages.

        The pay TV packages are branded "Kabel Digital Home", which offers various channels within seven genres, and the foreign language package "Kabel Digital International". The DVR product, "Kabel Digital+", allows for the recording of programs to be watched by the customers at their convenience. In addition, the Company's Premium TV business generates revenues from both public and private broadcasters who pay fees for carriage of their programming on the Company's network.

        The Company's Premium TV business generates revenue through subscription fees, CPE sales, DVR subscription services and carriage fees.

Internet and Phone

        The Internet and Phone business offers broadband Internet access and fixed-line phone services to those homes which can be connected to KDG's upgraded network. In May 2009, the Company began marketing mobile Internet access and mobile phone services.

        Revenues for Internet and Phone include recurring revenues from monthly subscription fees and phone interconnection revenues generated by phone traffic of third party carriers' customers being transmitted across KDG's network, as well as non-recurring revenues from installation fees and the sale of CPE.

TKS—Telepost Kabel-Service Kaiserslautern GmbH & Co. KG

        TKS operates a broadband Internet telecommunications business that mainly serves customers related to NATO military bases in Germany. It offers cable television subscriptions, Internet and Phone services, as well as related merchandise. TKS also acts as a reseller for Deutsche Telekom and provides other services to English speaking customers, such as generating phone bills in English.

Reconciliation

        Reconciliation includes all headquarter functions of the Company such as managing directors, legal and regulatory, finance, human resources, internal audit, corporate communication, investor relations, purchasing, IT and intercompany elimination.

Segment information by business segment is as following:

	Basic Cable Oct. 1–Dec. 31		Premium TV Oct. 1–Dec. 31		Internet and Phone Oct. 1–Dec. 31		TKS Oct. 1–Dec. 31		Reconciliation Oct. 1–Dec. 31		Total Group Oct. 1–Dec. 31
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	T€		T€		T€		T€		T€		T€
Revenues	224,053	229,549	54,598	49,510	89,810	62,622	10,322	9,139	0	0	378,783	350,820
Profit or loss from ordinary activities	56,318	49,239	11,295	4,401	12,505	-2,387	914	644	-27,062	-29,775	53,970	22,122
Interest income	0	0	0	0	0	0	0	25	395	813	395	838
Interest expense	0	0	0	0	0	0	6	16	31,672	68,697	31,678	68,713
Accretion/Depr. on Investment	0	0	0	0	0	0	0	0	0	76	0	76
Income from associates	0	0	0	0	0	0	0	0	1,324	431	1,324	431
Profit or loss before taxes	56,318	49,239	11,295	4,401	12,505	-2,387	908	653	-57,015	-97,152	24,011	-45,246
Depreciation and amortization	67,063	67,440	7,468	7,764	31,869	23,484	490	478	6,917	7,257	113,807	106,423
Additions fixed assets	24,682	47,398	6,078	7,936	40,751	58,232	326	264	8,897	8,189	80,734	122,019

	Basic Cable April 1–Dec. 31		Premium TV April 1–Dec. 31		Internet and Phone April 1–Dec. 31		TKS April 1–Dec. 31		Reconciliation April 1–Dec. 31		Total Group April 1–Dec. 31
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	T€		T€		T€		T€		T€		T€
Revenues	677,721	685,692	159,071	143,671	246,762	164,385	30,770	25,561	0	0	1,114,324	1,019,309
Profit or loss from ordinary activities	177,100	183,186	34,702	17,986	24,322	-9,317	4,020	2,626	-84,511	-92,976	155,633	101,505
Interest income	0	0	0	0	0	0	5	25	3,218	1,476	3,223	1,501
Interest expense	0	0	0	0	0	0	16	28	120,287	171,680	120,303	171,708
Accretion/Depr. on Investment	0	0	0	0	0	0	0	0	0	76	0	76
Income from associates	0	0	0	0	0	0	0	0	1,807	13,810	1,807	13,810
Profit or loss before taxes	177,100	183,186	34,702	17,986	24,322	-9,317	4,009	2,623	-199,773	-249,294	40,360	-54,816
Depreciation and amortization	198,014	190,972	22,456	21,877	91,248	61,494	1,409	1,422	20,863	21,607	333,990	297,372
Additions fixed assets*	30,011	656,458	16,426	28,283	120,144	197,857	1,367	366	17,199	18,143	185,147	901,107

*
Included in additions of fixed assets as of December 31, 2009 are purchase price reimbursements in relation to the Orion Acquisition in the amounts of T€ 35,327 for Basic Cable, T€ 1,538 for Premium TV and T€ 11,199 for Internet and Phone. As of December 31, 2008 additions of fixed assets included additions related to the Orion Acquisition in the amounts of T€ 585,911 for Basic Cable, T€ 4,707 for Premium TV and T€ 52,141 for Internet and Phone.

7.     Particular Events after the Balance Sheet Date

        On January 11, 2010 KDG approached the lenders of its Senior Credit Facilities with a request to agree to certain amendments to the Company's Senior Credit Facilities. KDG proposed, amongst others, to:

  •
  reset the acquisition basket,

  •
  allow new borrowing if the proceeds are used to make acquisitions that become part of the security group or to refinance existing senior debt,

  •
  widen covenant leverage test in case of major acquisitions (enterprise value of more than T€ 400,000) and

  •
  change the junior debt/senior debt prepayment ratio to 1:1.

        In addition to these key requests KDG also asked for some technical amendments, including the permission for a collapse merger between KDVS and KDG and the permission to address the extension of the revolving facility (Tranche B). As of close on January 29, 2010, 97.4% of lenders consented to the requested amendment.

        Separately, lenders were also asked to consider a "roll" of their existing Tranche A or Tranche C exposure until March 31, 2014 in return for an increased margin. As of close on January 29, 2010, more than 82% of Tranche A lenders and more than 92% of Tranche C lenders agreed to roll. Correspondingly, the portions of the Company's Senior Credit Facilities will be due for repayment in 2012 (T€ 200,788), 2013 (T€ 38,458) and 2014 (T€ 1,445,754).

        Since February 1, 2010 margins for rolling lenders effectively increased to 3.50% from 1.75% (Tranche A) and to 3.50% from 3.25% (Tranche C) before. For consenting but non-rolling Tranche A lenders representing T€ 163,594 margin increased to 2.25% (from 1.75%). Non-consenting lenders in Tranche A representing T€ 37,194 will receive no margin increase.

        At the same time, margins for consenting lenders in the revolving facility (Tranche B) representing T€ 312,194 increased to 2.25% (from 1.75%) for drawn amounts. Non-consenting lenders in the revolving credit facility representing T€ 12,806 will receive no margin increase for drawn amounts.

Unterfoehring, February 9, 2010

Kabel Deutschland GmbH

Dr. Adrian von Hammerstein Chief Executive Officer	Paul Thomason Chief Financial Officer
Dr. Manuel Cubero del Castillo-Olivares Chief Operating Officer	Erik Adams Chief Marketing Officer

Kabel Deutschland GmbH, Unterfoehring Analysis of Fixed Assets for Period from April 1, 2009 to December 31, 2009	Appendix 1 to the notes

			Acquisition and production costs						Accumulated depreciation and amortization						Net book value
			April 1, 2009	Acquisitions	Additions	Disposals	Reclassifications	December 31, 2009	April 1, 2009	Additions	Disposals	Reclassification	Change in at-equity investments	December 31, 2009	December 31, 2009	March 31, 2009
			€	€	€	€	€	€	€	€	€	€	€	€	€	€
I.	Intangible assets
	1.	Software and Licences and other Contractual and Legal Rights	292,908,585.40	0.00	39,452,383.15	0.00	1,707,784.83	334,068,753.38	180,773,305.41	51,025,555.90	0.00	0.00	0.00	231,798,861.31	102,269,892.07	112,135,279.99
	2.	Internally generated software	20,236,892.14	0.00	3,358,565.93	0.00	0.00	23,595,458.07	11,696,325.61	2,345,335.35	0.00	0.00	0.00	14,041,660.96	9,553,797.11	8,540,566.53
	3.	Customer List	963,149,647.90	0.00	279,606.50	481,967.13	0.00	962,947,287.27	530,048,212.02	85,488,545.60	51,976.85	0.00	0.00	615,484,780.77	347,462,506.50	433,101,435.88
	4.	Goodwill	335,336,893.95	-48,063,348.00	0.00	0.00	0.00	287,273,545.95	0.00	0.00	0.00	0.00	0.00	0.00	287,273,545.95	335,336,893.95
	5.	Prepayments	14,840,069.09	0.00	12,084,687.34	0.00	-1,495,751.82	25,429,004.61	0.00	0.00	0.00	0.00	0.00	0.00	25,429,004.61	14,840,069.09

			1,626,472,088.48	-48,063,348.00	55,175,242.92	481,967.13	212,033.01	1,633,314,049.28	722,517,843.04	138,859,436.85	51,976.85	0.00	0.00	861,325,303.04	771,988,746.24	903,954,245.44

II.	Property and equipment
	1.	Buildings on non-owned land	17,360,353.77	0.00	1,700,684.05	3,108.02	1,838,586.12	20,896,515.92	5,419,310.92	1,810,228.73	1,686.50	0.00	0.00	7,227,853.15	13,668,662.77	11,941,042.85
	2.	Technical equipment	2,174,944,020.95	0.00	145,594,040.66	5,624,784.57	28,157,519.01	2,343,070,796.05	1,057,877,304.43	184,934,195.96	3,370,802.51	-554,358.63	0.00	1,238,886,339.25	1,104,184,456.80	1,117,066,716.52
	3.	Other equipment, furniture and fixtures	87,168,018.15	0.00	4,789,281.20	2,423,588.96	-1,191,357.65	88,342,352.74	52,263,300.35	8,386,472.69	1,929,265.99	554,358.63	0.00	59,274,865.68	29,067,487.06	34,904,717.80
	4.	Construction in progress	50,142,825.84	0.00	25,951,707.77	52,275.82	-29,016,780.49	47,025,477.30	0.00	0.00	0.00	0.00	0.00	0.00	47,025,477.30	50,142,825.84

			2,329,615,218.71	0.00	178,035,713.68	8,103,757.37	-212,033.01	2,499,335,142.01	1,115,559,915.70	195,130,897.38	5,301,755.00	0.00	0.00	1,305,389,058.08	1,193,946,083.93	1,214,055,303.01

III.	Financial Assets
	1.	Equity investments in Associates	1,800,909.08	0.00	0.00	0.00	0.00	1,800,909.08	-3,829,169.96	0.00	0.00	0.00	-1,806,864.26	-5,636,034.22	7,436,943.30	5,630,079.04
	2.	Other	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

			1,800,909.08	0.00	0.00	0.00	0.00	1,800,909.08	-3,829,169.96	0.00	0.00	0.00	-1,806,864.26	-5,636,034.22	7,436,943.30	5,630,079.04

			3,957,888,216.27	-48,063,348.00	233,210,956.60	8,585,724.50	0.00	4,134,450,100.37	1,834,248,588.78	333,990,334.23	5,353,731.85	0.00	-1,806,864.26	2,161,078,326.90	1,973,371,773.47	2,123,639,627.49

Kabel Deutschland GmbH, Unterfoehring Analysis of Fixed Assets for Period from April 1, 2008 to December 31, 2008	Appendix 2 to the notes

		Acquisition and production costs							Accumulated depreciation and amortization							Net book value
		April 1, 2008	Acquisitions	Additions	Disposals		Reclassifications	December 31, 2008	April 1, 2008	Additions	Disposals		Reclassification	Change in at-equity investments	December 31, 2008	December 31, 2008	March 31, 2008
		€	€	€	€		€	€	€	€	€		€	€	€	€	€
Intangible assets		975,669,367.32	573,000,853.51	58,068,875.20	14,053.78		6,359,640.09	1,613,084,682.34	543,791,195.40	135,136,510.84	8,908.81		576.78	0.00	678,919,374.21	934,165,308.13	431,878,171.92

Property and equipment
1.	Buildings on non-owned land	12,887,738.70	72,676.19	1,144,411.64	0.00		1,726,068.96	15,830,895.49	3,638,237.83	1,274,580.38	0.00		0.00	0.00	4,912,818.21	10,918,077.28	9,249,500.87
2.	Technical equipment	1,837,617,142.28	65,145,196.63	156,216,336.34	3,949,221.29		35,052,487.42	2,090,081,941.38	849,404,662.24	153,286,951.37	2,238,629.83		2,472.31	0.00	1,000,455,456.09	1,089,626,485.29	988,212,480.04
3.	Other equipment, furniture and fixtures	70,499,598.12	462,497.21	7,271,233.68	1,350,471.90		3,764,634.63	80,647,491.74	43,526,536.49	7,673,694.26	1,291,908.50		-3,049.09	0.00	49,905,273.16	30,742,218.58	26,973,061.63
4.	Construction in progress	61,517,050.93	2,932,331.30	36,792,446.79	94,817.63		-42,296,109.48	58,850,901.91	0.00	0.00	0.00		0.00	0.00	0.00	58,850,901.91	61,517,050.93

		1,982,521,530.03	68,612,701.33	201,424,428.45	5,394,510.82		-1,752,918.47	2,245,411,230.52	896,569,436.56	162,235,226.01	3,530,538.33		-576.78	0.00	1,055,273,547.46	1,190,137,683.06	1,085,952,093.47

Financial Assets
1.	Equity investments in Associates	5,820,595.03	0.00	0.00	4,019,685.95	*	0.00	1,800,909.08	-533,117.28	0.00	2,248,342.92	*	0.00	-806,252.09	-3,587,712.29	5,388,621.37	6,353,712.31
2.	Other	4,631,722.13	0.00	0.00	25,000.51		-4,606,721.62	0.00	0.00	0.00	0.00		0.00	0.00	0.00	0.00	4,631,722.13

		10,452,317.16	0.00	0.00	4,044,686.46		-4,606,721.62	1,800,909.08	-533,117.28	0.00	2,248,342.92		0.00	-806,252.09	-3,587,712.29	5,388,621.37	10,985,434.44

		2,968,643,214.51	641,613,554.84	259,493,303.65	9,453,251.06		0.00	3,860,296,821.94	1,439,827,514.68	297,371,736.85	5,787,790.06		0.00	-806,252.09	1,730,605,209.38	2,129,691,612.56	1,528,815,699.83

*
Includes the figures of the former associated companies, following the acquisitions these are classified as affiliated companies

Kabel Deutschland GmbH, Unterfoehring
Group Management Report
for the Quarter and the Nine Months Ended December 31, 2009

Overview

        Kabel Deutschland GmbH (KDG GmbH) was founded on December 17, 2002 and maintains its registered legal seat in Unterfoehring (commercial register Munich HRB 145837). KDG GmbH's sole shareholder is Kabel Deutschland Holding GmbH (KDGHoldCo) which is wholly owned by Cable Holding S.A. (formerly Cable Holding S.à r.l) Luxembourg. Cable Holding S.A. is wholly owned by Cayman Cable Holding LP, George Town, Cayman Islands (Cayman Cable). The operating business is predominantly performed by Kabel Deutschland Vertrieb und Services GmbH & Co. KG (KDVS), a wholly owned subsidiary of KDG GmbH.

        We are the largest cable television operator in Germany in terms of subscribers, revenues and residential units that can be connected to our network ("homes passed"). With more than 15 million homes passed, our cable network is also the largest in Europe. We offer a variety of television and telecommunications services to our customers, including basic cable television, premium TV services, broadband Internet access, fixed-line phone and most recently mobile phone services. As a triple play service provider, we believe that we are well-positioned to take advantage of the growth opportunities in the converging German media and telecommunications markets.

        We provide our products and services via our "TV" and "Internet and Phone" businesses.

TV Business:

  •
  Basic Cable:  Our Basic Cable services are delivered in both the analog and digital spectrum. The current analog cable access offering consists of up to 32 television channels and 36 radio channels while the current digital cable access offering consists of up to 102 television channels and 75 radio channels. We provide Basic Cable services primarily via individual contracts with customers or collective contracts with landlords and housing associations. Our Basic Cable business is characterized by relatively stable revenues and cash flows and generated € 677.7 million, or 60.8%, of our total revenues for the nine months ended December 31, 2009.

  •
  Premium TV:  Our Premium TV business generates revenues primarily through pay-TV subscription fees and carriage fees. Our pay-TV packages are branded "Kabel Digital Home", which offers 43 channels within seven genres, and "Kabel Digital International", which offers 42 channels grouped in nine different foreign languages. Our customers can also subscribe to our DVR product, "Kabel Digital+", that allows for the recording of programs to be watched by the customers at their convenience. In addition, our Premium TV business generates revenues from both public and private broadcasters (including a German pay-TV operator) who pay fees for carriage of their programming on our network. Our Premium TV business generated € 159.1 million, or 14.3%, of our total revenues for the nine months ended December 31, 2009.

Internet and Phone Business:

  •
  Our Internet and Phone business offers broadband Internet access and fixed-line phone services to those homes which can be connected to our upgraded network. Approximately 79% subscribe to a bundled product incorporating both service offerings. Our broadband Internet access service portfolio consists of products with download speeds of 6 Mbit/s and 32 Mbit/s with no time or data volume restrictions. As we further implement DOCSIS 3.0, we are expanding our product offering to include download speeds of up to 100 Mbit/s or potentially faster. In May 2009, we began marketing mobile Internet access and phone services via a contractual relationship with O2 Germany. Our Internet and Phone business generated € 246.8 million, or 22.1%, of our total revenues for the nine months ended December 31, 2009.

Key Factors Affecting Our Results of Operations

Network Upgrade

        We began in 2006 an extensive investment program to upgrade our network as we transformed our business into a customer-oriented, triple-play service provider, investing more than € 1 billion over the past four years. As of December 31, 2009, 78.9% of our network was upgraded to the bi-directional hybrid fiber coaxial ("HFC") standard, allowing us to deliver market-leading broadband Internet access and Phone and other future interactive services to our customers. As we progressed with our network upgrade, we continuously increased the number of homes passed being marketed with broadband Internet access and fixed-line phone services and expanded our offering of premium TV services (together "New Services"). As we have largely completed the upgrade of our network, we expect the majority of our future capital expenditures to be customer and success driven and thus directly linked to incremental RGU and usage growth. We believe that the implementation of DOCSIS 3.0, which we started to roll out in 2010, will allow us to maintain our competitive advantage as we will be able to offer downstream speeds of 100 Mbit/s or potentially faster.

        As has been the case in the last three years, we expect our average installation costs per Internet and Phone subscriber to continue to decrease as penetration of our broadband Internet and fixed-line phone services increases. We recognized a decline in the average unit cost per installation for our direct Internet and Phone subscribers from approximately € 195 in the fiscal year ended March 31, 2007 to approximately € 161 in the nine month period ended December 31, 2009. Our direct Basic Cable business and our Premium TV products do not typically require installation costs at KDG as most customers will just be enabled to use an already existing cable network or customers do self-install customer premise equipment send to them via our logistics partner.

Accelerated Digital Cable, Premium TV, Broadband Internet and Phone Roll-Out

        We significantly expanded our product offering, including with respect to Premium TV, broadband Internet and Phone, at the end of 2007, and our results for the two subsequent fiscal years ended March 31, 2008 and 2009 reflect significant successive year-on-year RGU and subscriber gains and revenue growth. Since the costs relating to our broadband Internet and Phone products are largely fixed, our incremental margins increase as we gain more subscribers. For example, our incremental margin (Adjusted EBITDA increase in relation to the revenue increase over the same period) for the nine months ended December 31, 2009 at 83.3% was higher than our incremental margin for the fiscal year ended March 31, 2008 at 67.6%.

Cost Structure of our Basic Cable business

        Certain of our cost elements in our Basic Cable business, such as a portion of our network operations, customer care, billing and administration costs are relatively fixed, while our marketing costs and content costs, in particular, are largely variable. Our most significant costs include payroll costs and payments under agreements with Deutsche Telekom for assets and services provided by Deutsche Telekom, in particular for the lease of cable duct space for a portion of our cable network as well as for the use of fiber optic capacity, tower and facility space and for other services. Our costs for assets and services provided by Deutsche Telekom have historically been relatively fixed, and we expect this to continue to be the case in the future, subject to periodic energy and consumer price index increases.

Marketing and Promotional Activities

        Historically we provided an initial 5% discount to all subscribers who purchased our Basic Cable service prior to July 2008 and who prepaid the monthly subscription fees on an annual basis. We offer additional discounts to certain large Level 4 network operators and housing associations. In addition to these discounts, we also offer on a regular basis introductory promotions to new subscribers of our Internet and Phone services. As these customers roll off the initial promotional periods, our ARPU should increase to the headline retail price. In addition, we offer bundled services at a discounted price when compared to the aggregate cost of each of the individual services. In particular, we offer discounts and promotional offers in order to compete in the fast growing Internet and phone markets. At December 31, 2009, approximately 354 thousand of our broadband Internet and Phone subscribers were in a promotional period. As our promotions expire, these customers will return to our published pricing, which is generally € 7 above the promotional price. As the initial promotional period expires for customers, there is a possibility of churn, but to date there is no evidence to suggest that this is likely to occur at a significant level. Our ARPU may decrease in the future as we continue these and other marketing and promotional activities.

Acquisitions

        On April 30, 2008, we acquired from the Orion Cable Group, a Level 4 network operator in Germany, network assets serving approximately 1.1 million cable television subscribers in eight German federal states where we also have cable TV operations. The Orion Acquisition was consolidated for the first time as of April 30, 2008 and was fully financed with the borrowings under a new Tranche C as part of our Senior Credit Facility. We accounted for the Orion Acquisition using the purchase method of accounting. The purchase price originally amounted to € 529.0 million (originally cash paid to the seller of € 491.6 million in a first tranche and € 13.6 million in a second tranche for the remaining shares acquired on June 30, 2008 and an assumption of intercompany liabilities in the amount of € 23.8 million), and costs associated with the acquisition amounted to € 34.4 million. However, KDG agreed with Orion, as part of a contractually agreed standard purchase price adjustment process, to reduce the original purchase price by € 67.5 million in total, consisting of a reduction of € 19.4 million agreed to as of March 31, 2009 and an additional reduction of € 48.1 million as of May 21, 2009. We are seeking a further purchase price adjustment in arbitration proceedings as a result of the allocation of certain central costs. A final ruling on that potential adjustment is expected sometime in 2010.

        Of the approximately 1.1 million cable access subscribers we acquired from Orion, 276 thousand have been classified as new direct Basic Cable subscribers and 789 thousand have been reclassified from indirect (wholesale) subscribers to direct subscribers. Of the acquired subscribers, approximately 276 thousand were disconnected from our network at the time of the acquisition. To date we migrated the connection of 67% of these subscribers to our network. In addition to increasing the number of Basic Cable subscribers, the acquisition increased our base of homes currently being marketed and accelerated the penetration of our Internet and Phone products in the acquired subscriber base. We also assumed approximately 90 full time employees and paid Orion approximately € 0.9 million per month initially for necessary continued system support. As a result of the integration of the Orion assets, we have initiated restructuring programs which impacted approximately two-thirds of the initial full time employees assumed and now internally perform the system support services that were provided by Orion during the initial integration stage in the previous year. Consequently, our SLA expenses paid to Orion in the nine months ended December 31, 2009 decreased compared to the nine months ended December 31, 2008. The Orion Acquisition contributed approximately € 58.0 million in revenues in the fiscal year ended March 31, 2009 and approximately € 42.0 million for the nine months ended December 31, 2008, respectively.

        We intend to continue to selectively pursue acquisition opportunities if they are attractive to our business from a strategic and financial perspective and viable under merger control regulation. In the past, as with the Orion Acquisition, we have successfully acquired and integrated Level 4 networks, generating significant cost savings and increasing our ability to market all our products to our customers. As a result, we will continue to focus on add-on acquisitions of Level 4 networks where feasible.

Restructurings

        Over recent years, we have restructured and outsourced parts of our operations, including the outsourcing of most of our technical services. In the fiscal years ended March 31, 2008, and 2009, we incurred restructuring expenses in the amount of € 1.3 million and € 29.2 million, respectively. The restructuring expenses in the fiscal year ended March 31, 2009 related to the restructuring of the technical operations department announced in November 2008 and the outsourcing of certain functions of the sales back office (order management) announced in February 2009. We recorded restructuring income from released restructuring accruals of € 3.9 million for the nine months ended December 31, 2009.

Impact of Inflation

        A portion of our costs is affected by inflation. We attempt to restrict increases in our costs below the rate of inflation through productivity improvements and operational efficiency. However, general inflation affects costs for our competitors, suppliers and us. Our margins may suffer in the event that our costs increase more quickly than our revenues, in particular as our ability to raise prices is subject to contractual and legal limitations.

Impact of Exchange Rate Fluctuations

        Our functional and reporting currency is the euro. We have almost no revenues, and almost no expenses or liabilities that are denominated in currencies other than euro except for our Dollar Senior Notes in an aggregate principal amount of $ 610.0 million. The Dollar Senior Notes mature in 2014. While we have hedged the principal and interest payments related to our Dollar Senior Notes until July 1, 2011, thereafter we could incur significant currency exchange risks to the extent the Dollar Senior Notes remain outstanding beyond July 1, 2011. In the event that we incur other debt denominated in other currencies, such as dollar denominated bank or bond debt, we could incur additional currency risk and related hedging costs.

        The exchange rate underlying our currency derivative is fixed at $/€ 1.2066 until July 1, 2011. Subsequent to that date, an increase (decrease) in the $/€ exchange rate of 0.10 versus that rate would result in an incremental decrease (increase) of the notional amount to be repaid in 2014 of approximately € 39 million (€ 46 million). Accordingly, such an increase (decrease) in the $/€ exchange rate would result in an incremental decreased (increased) annual interest payment of approximately € 4 million (€ 5 million) after expiration of the existing currency swaps in 2011.

Impact of Interest Rate Changes

        Our exposure to market risk for changes in interest rates relates primarily to our floating rate debt obligations. We have no cash flow exposure due to rate changes on the Senior Notes because they bear interest at a fixed rate. Currently, none of our variable rate indebtedness is hedged for changes in interest rates. A 100 basis point increase in such rates would increase our annual interest expense on our floating rate debt obligations outstanding at December 31, 2009 by approximately € 25 million.

Pricing

        Prices for products and services offered to customers in the telecommunications and broadband Internet services markets in Germany have decreased sharply in recent years, especially in the fixed-line Internet and Phone markets and may continue to decrease in the future. Increasing competitive pressure in these markets and technological progress may cause prices for telecommunications and broadband Internet services to continue to decline and we may be unable to compensate for the resulting decrease in ARPU by selling additional higher-priced products, which would lead to a decline in revenues and profitability.

Seasonality

        Certain aspects of our business are subject to seasonal factors. Our customer churn rates include persons who disconnect service due to moving, resulting in a seasonal increase in our churn rates during the summer months when higher levels of moves occur.

        In addition, we have a disproportionately high level of annual prepayments in our Basic Cable business in December, January and February, which results in higher cash flows from operating activities in these months of the fiscal year. For the fiscal years ended March 31, 2008, and 2009, the Company billed approximately 34.6% and 36.8%, respectively of its total revenues for the entire fiscal year in the months of December, January and February. A portion of these prepayments constitute deferred income. As deferred income is reduced over time when we render the services that have been prepaid, liabilities decrease and result in lower cash flow from operating activities in the first three quarters of our fiscal year compared to the last quarter. For the full fiscal year, there is no permanent impact.

Key Operating Measures

        We use several key operating measures, including RGUs, ARPU and subscriber acquisition costs, to track the financial performance of our business. None of these terms are measures of financial performance under IFRS, nor have these measures been reviewed by an outside auditor, consultant or expert. All of these measures, except where specifically indicated to the contrary, are derived from management estimates. As defined by our management, these terms may not be comparable to similar terms used by other companies.

Subscribers and RGUs

	As of December 31,
	2009	2008
	(Subs/RGU in thousands)
Network
Homes Passed	15,293	15,293
Homes Passed Upgraded for Two-Way Communication	12,064	11,691
Upgraded Homes as % of Homes Passed	78.9%	76.4%
Homes Passed Being Marketed Upgraded for Two-Way Communication(1)	9,103	8,485
Subscribers
Basic Cable Subscribers(2)	8,788	8,995
Direct Subscribers	7,337	7,412
Indirect Subscribers	1,451	1,583
Internet and Phone "Solo" Subscribers(3)	153	88
Total Subscribers (Homes Connected)	8,941	9,083
% Penetration of Homes Passed	58.5%	59.4%
RGUs
Premium TV RGUs(4)	1,039	940
Internet RGUs	906	625
Phone RGUs	938	616
Subtotal New Services RGUs	2,883	2,181
Basic Cable RGUs(5)	9,045	9,205
Total RGUs	11,928	11,386
RGUs per Subscriber	1.33	1.25
Penetration
Basic Cable RGUs as % of Homes Passed	59.1%	60.2%
Premium TV RGUs as % of Basic Cable Subscribers	11.8%	10.5%
Internet RGUs as % of Total Subscribers	10.1%	6.9%
Phone RGUs as % of Total Subscribers	10.5%	6.8%

        A Basic Cable subscriber is an individual home that receives Basic Cable supplied by us. Our Basic Cable subscribers are segmented into (i) direct subscribers, where individual homes pay Basic Cable subscription fees directly to us, (ii) direct subscribers, where the subscription fee is paid by housing associations, landlords and others and (iii) indirect (wholesale) subscribers, where the subscriber receives our Basic Cable services via professional Level 4 network operators.

(1)
Homes passed being marketed are those homes that we are currently able to sell our Internet and/or Phone products to.
(2)
On April 30, 2008, we acquired from the Orion Cable Group, a Level 4 network operator in Germany (the "Orion Acquisition") network assets serving approximately 1.1 million subscribers. As a result of the Orion Acquisition, we acquired 276 thousand new Basic Cable subscribers and we reclassified 789 thousand indirect (wholesale) subscribers to direct subscribers.
(3)
Internet and Phone "solo" subscribers consist of non-Basic Cable service customers subscribing to Internet and/or phone services only.
(4)
RGUs (revenue generating units) relate to sources of revenues, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber, but two RGUs. Premium TV RGUs consist of RGUs for our pay-TV product, Kabel Digital (Kabel Digital Home and various foreign language packages), and our DVR product, Kabel Digital+.
(5)
The only difference between the number of Basic Cable Subscribers and Basic Cable RGUs is due to one additional digital product component, Digitaler Empfang, which is sold directly to the end-customer as buy-through on top of an analogue Basic Cable service, and which is usually provided and billed via a housing association. A customer subscribing to Digitaler Empfang would be counted as one Basic Cable subscriber (analogue service via housing association) and two Basic Cable RGUs (analogue via housing association and digital service via a direct end-customer relationship).

        As of December 31, 2009, we had 8.8 million Basic Cable subscribers and 9.0 million Basic Cable RGUs. A Basic Cable RGU refers to the source of revenues, and each Basic Cable service a subscriber receives counts as one RGU. The primary difference relates to a household which receives Basic Cable via a housing association and then directly subscribes to our digital access offer (Digitaler Empfang) which the household pays for directly. The described household would count as one Basic Cable subscriber and two Basic Cable RGUs.

        A Premium TV subscriber is an individual who receives any of our Premium TV services, including a pay-TV offering or a DVR subscription. As of December 31, 2009, we had 795 thousand Premium TV subscribers and 1,039 thousand Premium TV RGUs, which represents an increase of 10.5% of our Premium TV RGUs as of December 31, 2008. A Premium TV RGU refers to the source of revenue, and each Premium TV service a subscriber receives counts as one RGU. For example, an individual who subscribes to pay-TV and DVR would count as two RGUs, but only one Premium TV subscriber.

        Since December 31, 2008, our RGUs for Internet and Phone have increased from just over 1.2 million to, as of December 31, 2009, approximately 0.9 million Internet RGUs and 0.9 million Phone RGUs, with approximately 1.0 million Internet and Phone subscribers.

        A growing portion of our subscribers purchase more than one of our service offerings which include Basic Cable, Premium TV, Internet and phone. As of December 31, 2009, we had 1.33 RGUs per subscriber, compared to 1.25 RGUs per subscriber as of December 31, 2008. For example, even though we offer Internet and Phone products independently, a significant majority of our new subscribers have chosen a bundled product.

        Our total subscribers as of December 31, 2009 decreased by 142 thousand compared to December 31, 2008, primarily due to a loss of 132 thousand indirect (wholesale) subscribers, principally as a result of the termination of a wholesale contract amounting to approximately 110 thousand subscribers. Our direct subscribers as of December 31, 2009 remained relatively stable with a slight decrease of 1.0% in comparison to December 31, 2008.

ARPU

        ARPU is an average monthly measure we use to evaluate how effectively we are realizing potential revenues from subscribers. We calculate ARPU on a yearly, quarterly or monthly basis by dividing total subscription revenues (excluding installation fees) generated from the provision of services during the period by the sum of the monthly average number of total subscribers for that period.

	Quarter Ended December 31,		Nine Months Ended December 31,
	2009	2008	2009	2008
Basic Cable ARPU per Subscriber	8.36	8.31	8.36	8.31
Premium TV ARPU per Subscriber	10.64	9.88	10.41	9.44
Total Blended TV ARPU per Subscriber(6)	9.30	9.12	9.27	9.08
Total Blended Internet and Phone ARPU per Subscriber(7)	28.27	30.19	27.79	30.85
Total Blended ARPU per Subscriber(8)	12.30	11.22	11.96	10.93

(6)
Total blended ARPU per subscriber is calculated by dividing Basic Cable, Premium TV, Internet, Phone and TKS (cable television) subscription revenues (excluding installation fees) for the relevant period by the sum of the monthly average number of total subscribers for that period.
(7)
Total blended Internet and Phone ARPU per subscriber is calculated by dividing the Internet, Phone subscription revenues (excluding installation fees) for the relevant period by the sum of the monthly average number of subscribers of these products for that period.
(8)
Total blended ARPU per subscriber is calculated by dividing Basic Cable, Premium TV, Internet, Phone and TKS (cable television) subscription revenues (excluding installation fees) for the relevant period by the sum of the monthly average number of total subscribers for that period.

        Total blended ARPU per subscriber increased by € 1.03 or 9.4% to € 11.96 for the nine months ended December 31, 2009 from € 10.93 in December 31, 2008.

        Basic Cable ARPU per subscriber increased by € 0.05 to € 8.36 for the nine months ended December 31, 2009 from € 8.31 in the nine months ended December 31, 2008, and the Premium TV ARPU per subscriber increased by € 0.97 or 10.3% to € 10.41 for the nine months ended December 31, 2009 from € 9.44 in the nine months ended December 31, 2008. The primary reason for the increase in Basic Cable ARPU per subscriber was due to continued shift to more direct subscribers and away from wholesale subscribers, which have the lowest ARPU. The primary reason for the increase in Premium TV ARPU per subscriber related to the decreased number of subscribers in the initial promotional period, with more subscribers now paying the full subscription rate for our Premium TV products and services. Our monthly Basic Cable subscription fees are based on a published standard rate card and vary depending on the number of subscribers connected to a network connection point. In general, the fewer subscribers connected to a connection point, the higher the monthly fees paid by each subscriber receiving signals through that point. Therefore, single subscribers connected to the network pay the highest monthly subscription fee, whereas Level 4 network operators or housing associations that receive our signal for numerous subscribers per connection point would typically pay substantially less per subscriber.

        Total blended TV ARPU per subscriber increased by € 0.19 or 2.1% to € 9.27 for the nine months ended December 31, 2009 from € 9.08 for the nine months ended December 31, 2008. This was primarily due to a net increase of direct subscribers as a percent of Basic Cable subscribers and the decreased number of Premium TV subscribers in the initial promotional period, with more subscribers now paying the full subscription rate for our Premium TV products and services.

        The total blended Internet and Phone ARPU per subscriber declined by € 3.06 or 9.9% to € 27.79 for the nine months ended December 31, 2009 from € 30.85 in the nine months ended December 31, 2008. The declines were primarily a result of promotional activities in order to accelerate growth in the fast growing broadband Internet and phone market.

        We intend to continue focusing on increasing ARPU per subscriber by increasing RGUs per subscriber, the on-going transition of wholesale subscribers into direct subscribers and other revenue enhancing measures.

Subscriber Acquisition Costs

        We are focused on growing our business profitably as we increasingly penetrate our customer base with our New Services such as Internet and Phone. Our ability to profitably market our New Service offerings at competitive prices is predicated on our end-to-end control of our cable network, our large customer base into which we can sell additional services, and the cost structure of our business, all of which are key determinants of the payback profile of our incremental New Service customers.

        Our costs directly associated with individual customer growth are comprised of costs for customer premises equipment, in-house wiring and installation and our costs per order, including marketing, sales, promotion, general and administrative and other costs associated with acquiring the customer. For example, our costs per order for our Internet and Phone customers declined from € 173 for the nine months ended December 31, 2008 to € 149 for the nine months ended December 31, 2009. Moreover, as has been the case in the last three years, we expect our average installation costs per subscriber to continue to decrease as penetration of our broadband Internet and fixed-line phone services increases, potentially further reducing the payback period. We recognized a decline in the unit cost per installation for our direct Internet and Phone subscribers from approximately € 179 in the fiscal year ended March 31, 2008 to approximately € 161 in the nine month period ended December 31, 2009. We expect that cost position to decline further as we observe a growing share of cheaper second installations within the same building. Over the same time period, we were able to lower our costs per upgrade or full construction of the inhouse-wiring within multi-dwelling units of housing association partners (in the context of long, multi-year contracts) from approximately € 169 per household in the fiscal year ended March 31, 2008 to approximately € 143 per household in the nine month period ended December 31, 2009. Our direct Basic Cable business and our Premium TV products do not typically require installation costs at KDG as most customers will just be enabled to use an already existing cable network or customers do self-install customer premise equipment send to them via our logistics partner.

Comparison of Operating Results for the Quarter Ended December 31, 2009 with December 31, 2008

        In an effort to more accurately reflect our product offerings and operations, we renamed two of our segments in the interim condensed consolidated financial statements as of and for the quarter ended December 31, 2009. Our Basic Cable segment was formerly known as "Cable Access" and our Premium TV segment was formerly known as "TV/Radio". Our consolidated financial statements for prior periods refer to these segments by their former names. The financial data of the presented segments have not been impacted by this change to our new segment names.

Revenues

        Our business is divided into four segments: (i) our Basic Cable segment, which accounted for 59.2% of our total revenues for the quarter ended December 31, 2009; (ii) our Premium TV segment, which accounted for 14.4% of our total revenues for the quarter ended December 31, 2009; (iii) our Internet and Phone segment, which accounted for 23.7% of our total revenues for the quarter ended December 31, 2009; and (iv) our TKS segment, which accounted for 2.7% of our total revenues for the quarter ended December 31, 2009.

        The following table gives an overview of our revenues for the quarter ended December 31, 2009 compared to the quarter ended December 31, 2008. Total revenues for the quarter ended December 31, 2009 increased by T€ 27,963 or 8.0% to T€ 378,783 from T€ 350,820 for the quarter ended December 31, 2008. The primary factor driving revenue growth was the continued growth in broadband Internet and Phone, and to a lesser extent, in Premium TV RGUs.

	Quarter Ended December 31,
	2009	2008
	T€
Basic Cable Revenues	224,053	229,549
Premium TV Revenues	54,598	49,510
Internet and Phone Revenues	89,810	62,622
TKS Revenues	10,322	9,139

Total Revenues	378,783	350,820

Basic Cable Revenues

        Basic Cable subscription fees are paid for access to our network and the reception of our analog and digital free TV signals and are generated from individual homes, housing associations (including landlords) and Level 4 network operators.

        Generally, first-time subscribers are charged an installation fee upon initial connection to our network. In addition, we generate fees and receive reimbursements for connecting newly-built homes to our network. From time to time installation fees are waived as a sales promotion.

        Our Basic Cable business generated T€ 224,053 or 59.2% of our total revenues for the quarter ended December 31, 2009, compared to T€ 229,549 or 65.4% of our total revenues for the quarter ended December 31, 2008.

	As of and for the Quarter Ended December 31,
	2009	2008
	(T€, except as noted)
Basic Cable Revenues	224,053	229,549

ARPU per subscriber (in €/month)	8.36	8.31
Subscribers (in thousand)(9)	8,788	8,995

        For the quarter ended December 31, 2009, Basic Cable revenues decreased by T€ 5,496 or 2.4% to T€ 224,053 from T€ 229,549 for the quarter ended December 31, 2008. The decrease primarily resulted from a decrease in Basic Cable subscription fees to T€ 220,244 in the quarter ended December 31, 2009 from T€ 226,131 in the quarter ended December 31, 2008, which was due to a loss of wholesale subscribers.

        Basic Cable ARPU per subscriber increased by € 0.05 or 0.6% to € 8.36 in the quarter ended December 31, 2009 from € 8.31 in the quarter ended December 31, 2008. The primary source of the increased ARPU resulted from the net increase of direct subscribers as a percent of total Basic Cable subscribers.

        Basic Cable subscribers decreased by 207 thousand or 2.3% to 8,788 thousand as of December 31, 2009 from 8,995 thousand as of December 31, 2008. This decrease was primarily due to the loss of 132 thousand indirect (wholesale) subscribers, principally as a result of the termination of a wholesale contract amounting to approximately 110 thousand subscribers.

Premium TV Revenues

        We generate revenues in our Premium TV business from Premium TV subscription fees, customer premises equipment ("CPE") sales and DVR subscription services. In addition, we receive carriage fees for the distribution of a broadcaster's programming. Carriage fees are typically based on the number of homes to which we distribute the programming and are subject to ex-post price regulation.

(9)
Including 39.0 thousand and 38.9 thousand TKS subscribers as of December 31, 2009 and December 31, 2008, respectively.

        Our Premium TV business generated T€ 54,598 or 14.4% of our total revenues for the quarter ended December 31, 2009, compared to T€ 49,510 or 14.1% of our total revenues for the quarter ended December 31, 2008.

	As of and for the Quarter Ended December 31,
	2009	2008
	(T€, except as noted)

Premium TV Subscription Fees	25,463	23,010
Carriage Fees and other digital revenues	29,135	26,500

Total Premium TV Revenues	54,598	49,510

ARPU per subscriber (in €/month)	10.64	9.88
Subscribers (in thousand)	795	756

        Premium TV subscription fees increased by T€ 2,453 or 10.7% to T€ 25,463 in the quarter ended December 31, 2009 from T€ 23,010 for the quarter ended December 31, 2008, primarily resulting from a growing subscriber base and an increase in the ARPU per Premium TV subscriber.

        Premium TV ARPU per subscriber increased by € 0.76 or 7.7% to € 10.64 in the quarter ended December 31, 2009 from € 9.88 in the quarter ended December 31, 2008. The increase primarily related to the decreased number of subscribers in the initial promotional period, with more subscribers now paying the full subscription rate for our Premium TV products and services.

        Premium TV subscribers increased by 39 thousand or 5.2% to 795 thousand as of December 31, 2009 from 756 thousand as of December 31, 2008. The increase primarily relates to our marketing and sales activities combined with successful product bundles.

        Carriage fees and other digital revenues increased by T€ 2,635 or 9.9% to T€ 29,135 in the quarter ended December 31, 2009 from T€ 26,500 for the quarter ended December 31, 2008. This increase was primarily related to an increase of our digital subscriber base leading to more digital feed-in-fees as well as higher revenues from an unaffiliated pay TV operator. The future development of carriage fees will depend on the number of subscribers connected to our network and the number of subscribers receiving the pay television services of the unaffiliated pay TV operator through our network.

Internet and Phone Revenues

        We provide broadband Internet access and fixed-line and mobile phone services. Revenues for Internet and Phone include recurring revenues from monthly subscription fees and Phone interconnection revenues generated by phone traffic of third party carriers' customers being transmitted across our network as well as non-recurring revenues from installation fees and the sale of CPE. We offer these Internet and Phone products independently from our Basic Cable and Premium TV products. However, most customers subscribe to bundled offerings. We offer mobile phone services only to our Internet and Phone subscribers under a contract with O2 Germany that allows us to resell their mobile services under our own brand and have a direct contract with the subscriber.

        Our Internet and Phone business generated T€ 89,810 or 23.7% of our total revenues for the quarter ended December 31, 2009, compared to T€ 62,622 or 17.9% of our total revenues for the quarter ended December 31, 2008.

	As of and for the Quarter Ended December 31,
	2009	2008
	(T€, except as noted)
Internet and Phone Revenues	89,810	62,622

ARPU per subscriber (in €/month)	28.27	30.19
Subscribers (in thousand)(10)	1,029	703

        In the quarter ended December 31, 2009 Internet and Phone revenues increased by T€ 27,188 or 43.4% to T€ 89,810 from T€ 62,622 for the quarter ended December 31, 2008. This increase was primarily due to an increase in Internet and Phone subscription fees due to higher number of Internet and Phone subscribers. Subscription fees increased to T€ 84,934 in the quarter ended December 31, 2009 from T€ 59,878 in the quarter ended December 31, 2008.

        Internet and Phone ARPU per subscriber decreased by € 1.92 or 6.4% to € 28.27 in the quarter ended December 31, 2009 from € 30.19 for the quarter ended December 31, 2008, which was primarily driven by promotional activities in order to be more competitive in the fast growing internet and phone market and to a lesser extent a reduction in variable phone usage time and related charges.

        Internet and Phone subscribers increased by 326 thousand or 46.4% to 1,029 thousand as of December 31, 2009 from 703 thousand as of December 31, 2008, which was primarily driven by strong performance across all sales channels.

TKS Revenues

        TKS operates a broadband Internet telecommunications business that mainly serves customers related to NATO military bases in Germany. It offers cable television subscriptions, Internet and Phone services, as well as related merchandise. TKS also acts as a reseller for Deutsche Telekom and provides other services to English speaking customers, such as generating phone bills in English.

        Our TKS business generated T€ 10,322 or 2.7% of our total revenues for the quarter ended December 31, 2009, compared to T€ 9,139 or 2.6% of our total revenues for the quarter ended December 31, 2008.

        TKS revenues increased by T€ 1,183 or 12.9% to T€ 10,322 for the quarter ended December 31, 2009 from T€ 9,139 for the quarter ended December 31, 2008. The increase is primarily related to TKS's Internet and Phone products. We believe this business segment will continue to perform at today's level.

Costs and Expenses

        Costs and expenses for the quarter ended December 31, 2009 decreased by T€ 4,125 or 1.2% to T€ 329,395 from T€ 333,520 for the quarter ended December 31, 2008.

(10)
Does not include our mobile phone subscribers.

        Included in total costs and expenses for the quarter ended December 31, 2009, were depreciation and amortization, non-cash charges related to MEP and restructuring charges of in total T€ 110,530 compared to T€ 128,091 in the quarter ended December 31, 2008. Excluding these items from total costs and expenses, the remaining costs and expenses increased by 6.5% or T€ 13,436 to T€ 218,865 for the quarter ended December 31, 2009 compared to T€ 205,429 in the quarter ended December 31, 2008. As a percentage of revenues, these remaining costs and expenses decreased from 58.6% for the quarter ended December 31, 2008 to 57.8% for the quarter ended December 31, 2009.

	Quarter Ended December 31,
	2009	2008
	T€
Cost of Services Rendered	187,474	194,284
Selling Expenses	114,114	108,968
General and Administrative Expenses	27,807	30,268

Costs and Expenses	329,395	333,520

Cost of Services Rendered

        Cost of services rendered is primarily cost related to our revenue generating business activities and consists of costs and expenses related to the operation and maintenance of our network and other costs directly associated with the distribution of products and services over our network.

        The costs of services rendered are divided into four categories and were for the quarter ended December 31, 2009 and 2008 as follows:

	Quarter Ended December 31,
	2009	2008
	T€
Cost of Materials and Services	98,160	89,733
Thereof:
Expenses associated with SLA Agreement	49,387	47,485
Content costs	12,287	11,351
Maintenance and repair	6,706	5,204
Connectivity and network charges	5,984	5,962
Phone interconnection charges	9,262	6,944
Other expenses of materials and services	14,534	12,787
Personnel Expenses	6,900	29,100
Depreciation and Amortization	61,403	52,585
Other Cost and Expenses	21,011	22,866

Cost of Services Rendered	187,474	194,284

% Revenue	49.5%	55.4%

  Cost of Materials and Services

        Cost of materials and services primarily include expenses associated with SLAs with Deutsche Telekom and, to a lesser extent, with other third party vendors, content costs, network maintenance and repair costs, connectivity and network charges, phone interconnection charges and other costs and expenses.

        The expenses associated with SLAs include:

  •
  payments made to Deutsche Telekom for use of assets. We lease certain assets, including fiber optic capacity and cable ducts which is the largest expense component of the SLAs;

  •
  payments to Deutsche Telekom for rental space (for tower and other facilities) and energy costs (which are equal to the cost Deutsche Telekom pays, plus a 5% margin). We have recently reached an agreement with another supplier to provide for a portion of our energy demand; and

  •
  payments made to reflect the cost to Deutsche Telekom of providing employees access to, and supervising the use of, shared facilities.

        Expenses associated with SLAs with Deutsche Telekom were T€ 47,595 and T€ 45,794 for the quarter ended December 31, 2009 and December 31, 2008, respectively. The remaining expenses associated with SLAs with third-parties other than Deutsche Telekom amounted to T€ 1,792 in the quarter ended December 31, 2009 and T€ 1,691 in the quarter ended December 31, 2008, and relate to additional purchased services from third parties, such as leased lines, technical facilities and energy, as customer demand for broadband Internet and Phone access grew. Total expenses associated with SLAs increased by T€ 1,902 or 4.0% from T€ 47,485 for the quarter ended December 31, 2008 to T€ 49,387 for the quarter ended December 31, 2009. The SLAs made up 26.3% of our cost of services rendered for the quarter ended December 31, 2009. Expenses associated with SLAs as a percentage of total revenues declined from 13.5% in the quarter ended December 31, 2008 to 13.0% of our total revenues in the quarter ended December 31, 2009. We believe we will continue to gain efficiencies in this area given the fixed cost nature of a large portion of the SLAs.

        Content costs increased by T€ 936 or 8.2% from T€ 11,351 for the quarter ended December 31, 2008 to T€ 12,287 in the quarter ended December 31, 2009. Content costs as a percentage of our total revenues remained relatively stable at 3.2% for the quarter ended December 31, 2009 and 2008. Content cost relates to the programming costs for Kabel Digital Home and Kabel Digital International. In general, we pay program producers on a cost per subscriber basis. We frequently monitor our programming line up and will exchange programming to try to achieve the greatest customer satisfaction and the lowest possible cost per subscriber. As our subscriber base grows and minimum guarantees are covered, we believe we can recognize efficiencies in this area. We expect aggregate content costs to increase as we grow our Premium TV revenues. However, we expect the cost of content per pay-TV subscriber to remain relatively stable in the future.

        Maintenance and repair provided by third parties increased by T€ 1,502 or 28.9% to T€ 6,706 in the quarter ended December 31, 2009 from T€ 5,204 in the previous year period. As we grow our business into the telecommunications sector and offer more enhanced video products, our customer service criteria will increase. In order to ensure that we can meet these requirements in the most cost effective manner, we have outsourced significant parts of our technical staff. The last such outsourcing was put in place in calendar year 2008 and is currently being implemented. As a greater portion of our technical support is outsourced, our maintenance and repair costs will increase in line with RGU growth, however, a portion of this increase should be offset by a decline in personnel expenses. Maintenance and repair costs were 1.8% of our total revenues for the quarter ended December 31, 2009 compared to 1.5% of our total revenues for the quarter ended December 31, 2008.

        Connectivity and network expenses reflect the cost of connecting to third party networks and the cost of our regional backbones. As long as we continue to extend the upgraded network and add additional capacity and customers, we expect our connectivity and network expenses to continue to increase in line with our customer growth and increased bandwidth needs although for the quarter ended December 31, 2009, our connectivity and network expenses remained relatively stable at T€ 5,984 compared to T€ 5,962 in the quarter ended December 31, 2008. Our connectivity and network expenses as a percentage of our revenues remained relatively stable at 1.6% in the quarter ended December 31, 2009 compared to 1.7% in the quarter ended December 31, 2008.

        Phone interconnection cost is a charge between carriers related to phone traffic, specifically, the cost of phone traffic being transmitted through the network of third party carriers. We separately record as revenues the phone traffic of third party carriers' customers being transmitted across our network. For the quarter ended December 31, 2009, phone interconnection charges increased by T€ 2,318 or 33.4% to T€ 9,262 from T€ 6,944 in the previous year. As a percentage of our total revenues, our phone interconnection charges increased from 2.0% in the quarter ended December 31, 2008 to 2.4% in the quarter ended December 31, 2009. We expect phone interconnection cost will continue to grow in line with the increase in the number of phone subscribers. Our monthly average phone interconnection cost per Phone RGU declined from € 3.95 in the quarter ended December 31, 2008 to € 3.38 in the quarter ended December 31, 2009.

        Other expenses of materials and services are comprised of several items, including cost of CPE sold, cable modem cost, non-capitalized transponder costs for maintenance, Internet installation assistance and conditional access charges and other materials and services, and increased by T€ 1,747 to T€ 14,534 in the quarter ended December 31, 2009 from T€ 12,787 in the prior year period correlating to increased revenues. This is reflected with our other expenses of materials and services remaining relatively stable at 3.8% of our total revenues in the quarter ended December 31, 2009 and 3.6% of our total revenues in the quarter ended December 31, 2008.

        In total, cost of materials and services increased from 25.6% of our total revenues during the quarter ended December 31, 2008 to 25.9% of our total revenues in the quarter ended December 31, 2009.

  Personnel Expenses

        Personnel expenses in relation to cost of services rendered are comprised of costs incurred with respect to our technical staff responsible for network operations and maintenance, including wages, salaries, social security and pension costs, as well as charges for restructuring and non-cash expenses related to the MEP program. For the quarter ended December 31, 2009, personnel expenses decreased by T€ 22,200 or 76.3% to T€ 6,900 from T€ 29,100 for the quarter ended December 31, 2008. Included in the personnel expenses for the quarter ended December 31, 2009, was T€ 2,623 income due to a reversal of a restructuring accrual compared to a restructuring expense of T€ 19,196 in the quarter ended December 31, 2008. Personnel expenses adjusted by restructuring charges and the MEP declined by T€ 377 or 3.8% to T€ 9,531 in the quarter ended December 31, 2009, compared to T€ 9,908 in the quarter ended December 31, 2008 as a result of the restructuring of our technical department. The restructuring of our technical department announced in 2008, is currently being implemented and is expected to generate personnel savings of approximately € 12.7 million per year in the future. In the quarter ended December 31, 2009 these savings amounted to approximately € 2.7 million, which were partly offset by tariff increases. However, there can be no assurance that we will realize such savings or be able to maintain adequate service levels. Our technical personnel are now primarily comprised of planners, dispatchers, specialized network technicians and the technical service team. Personnel expenses adjusted by restructuring charges and MEP decreased from 2.8% of our total revenues in the quarter ended December 31, 2008 to 2.5% of our total revenues in the quarter ended December 31, 2009.

  Depreciation and Amortization

        Depreciation and amortization in relation to cost of services rendered reflect the charges made in relation to the network infrastructure and primarily include the depreciation of the network and capitalized leased transponders and depreciation of modems. Depreciation and amortization increased by T€ 8,818 or 16.8% to T€ 61,403 in the quarter ended December 31, 2009 from T€ 52,585 in the quarter ended December 31, 2008. In general, the increase in depreciation and amortization reflects the substantial investments made in our network since we actively began to upgrade our network and add new RGUs. As we have substantially completed our network upgrade program, we expect our capital investment profile to stabilize at current levels and accordingly anticipate a decrease in depreciation and amortization as a percentage of revenue in the future. Depreciation and amortization expenses increased from 15.0% of our total revenues in the quarter ended December 31, 2008 to 16.2% of our total revenues in the quarter ended December 31, 2009.

  Other Costs and Expenses

        Other costs and expenses include copyright fees and other expenses which include IT, rent for technical infrastructure and other miscellaneous expenses. Copyright fees are generally based on a negotiated percentage of our Basic Cable subscription revenues. For the quarter ended December 31, 2009, other costs and expenses decreased by T€ 1,855 or 8.1% to T€ 21,011 compared to T€ 22,866 in the quarter ended December 31, 2008 primarily due to € 3.1 million higher vehicle expenses in the quarter ended December 31, 2008, principally relating to accruals for our restructuring programs in 2008. Other costs and expenses decreased from 6.5% of our total revenues in the quarter ended December 31, 2008 to 5.5% of our total revenues in the quarter ended December 31, 2009.

        In total, cost of services rendered decreased by T€ 6,810 or 3.5% to T€ 187,474 in the quarter ended December 31, 2009, compared to T€ 194,284 in the quarter ended December 31, 2008. The decrease is related to issues discussed in the above sections.

Selling Expenses

        Selling expenses are expenses incurred to support our sales effort with respect to our products and services.

        Selling expenses are divided into four categories and were for the quarter ended December 31, 2009 and 2008 as follows:

	Quarter Ended December 31,
	2009	2008
	T€
Cost of Materials and Services	5,584	5,735
Personnel Expenses	21,952	19,174
Depreciation and Amortization	45,785	46,850
Other Cost and Expenses	40,793	37,209

Selling Expenses	114,114	108,968

  Cost of Materials and Services

        Cost of materials and services in relation to selling expenses is primarily comprised of the cost of set-top boxes, modems, cost of external call centers and other items. Cost of materials and services decreased by T€ 151 from T€ 5,735 in the quarter ended December 31, 2008 to T€ 5,584 in the quarter ended December 31, 2009. Cost of materials and services remained relatively stable at 1.5% of our total revenues in the quarter ended December 31, 2009 and 1.6% in the quarter ended December 31, 2008.

  Personnel Expenses

        Personnel expenses in relation to selling expenses include wages, salaries, social security costs and pension costs related to the sales, marketing and call center personnel as well as charges for restructuring and non-cash expenses related to the MEP program. Personnel expenses adjusted by minor amounts of restructuring charges and the MEP increased by T€ 2,761 or 14.4% to T€ 21,996 in the quarter ended December 31, 2009, compared to T€ 19,235 in the quarter ended December 31, 2008, primarily due to tariff increases and bonuses in sales and marketing. Adjusted personnel expenses increased from 5.5% of our total revenues in the quarter ended December 31, 2008 to 5.8% in the quarter ended December 31, 2009. We expect the primary driver of personnel expenses in the sales function will be RGU growth. However, given our recent restructuring activities in our call centers, we believe we can maintain a balance between internal and external agents to ensure a high quality and realize economies of scale.

  Depreciation and Amortization

        Depreciation and amortization in relation to selling expenses primarily include the amortization of the customer list, capitalized costs of customer acquisition and CPEs. The amortization period for the capitalized customer acquisition costs depend on the product offered and is 8.5 years for our access products, which corresponds to the expected average life of the contracts, and 12 or 24 months for our Premium TV, Internet and Phone products, which corresponds to the fixed contract duration. Depreciation and amortization decreased by T€ 1,065 or 2.3% to T€ 45,785 in the quarter ended December 31, 2009, compared to T€ 46,850 in the quarter ended December 31, 2008. Depreciation and amortization expenses decreased from 13.4% of our total revenues in the quarter ended December 31, 2008 to 12.1% of our total revenues in the quarter ended December 31, 2009.

  Other Costs and Expenses

        Other costs and expenses in relation to selling expenses primarily include advertising expenses, sales commissions, bad debt expenses, direct mailing costs and other items. In regard to our advertising and sales activities, we closely monitor the cost of acquiring a new customer and continue to see improvements in this important performance indicator. In total, other costs and expenses within sales increased by T€ 3,584 or 9.6% to T€ 40,793 in the quarter ended December 31, 2009 from T€ 37,209 in the quarter ended December 31, 2008. Increases in consulting, sales commissions, bad debt expenses and other items were partially offset by a T€ 7,789 decrease in marketing and advertising expenses from T€ 14,162 in the quarter ended December 31, 2008 to T€ 6,373 in the quarter ended December 31, 2009. In the quarter ended December 31, 2009 our cost per order for our Internet and Phone products declined to € 151 compared to € 178 in the quarter ended December 31, 2008. The decline in the cost per order for our Internet and Phone customers is a result of our efforts to closely monitor our advertising and sales activities when acquiring new customers and is driven by consistent efforts across all sales and marketing channels to minimize cost per order within each channel through efficiencies and to grow the relative share of the less expensive sales channels. In particular, direct marketing, online marketing and retail showed significant improvements in cost per order within the quarter ended December 31, 2009. We believe further improvements can be obtained. Other costs and expenses increased slightly from 10.6% of our total revenues in the quarter ended December 31, 2008 to 10.8% of our total revenues in the quarter ended December 31, 2009.

General and Administrative Expenses

        General and administrative expenses are comprised of expenses that are not directly allocated to cost of services rendered or to selling expenses. General and administrative expenses are divided into three categories and were for the quarter ended December 31, 2009 and 2008 as follows:

	Quarter Ended December 31,
	2009	2008
	T€
Personnel Expenses	11,152	10,683
Depreciation and Amortization	6,619	6,988
Other Cost and Expenses	10,036	12,597

General and Administrative Expenses	27,807	30,268

  Personnel Expenses

        Personnel expenses within general and administrative expenses include wages, salaries, social security costs and pension costs related to general and administrative personnel as well as charges for restructuring and non-cash expenses related to the MEP program. Personnel expenses adjusted by minor amounts of restructuring charges and the MEP increased by T€ 222 or 2.1% to T€ 11,035 in the quarter ended December 31, 2009 from T€ 10,813 in the quarter ended December 31, 2009. Increased staff and tariff increases were the primary drivers of the increase in the quarter ended December 31, 2009. Adjusted personnel expenses decreased slightly from 3.1% of our total revenues in the quarter ended December 31, 2008 to 2.9% of our total revenues in the quarter ended December 31, 2009.

  Depreciation and Amortization

        Depreciation and amortization within general and administrative expenses primarily reflect charges against our investments in the IT area, including software which we have developed internally. Depreciation and amortization decreased by T€ 369 or 5.3% in the quarter ended December 31, 2009, compared to the quarter ended December 31, 2008. Depreciation and amortization expenses decreased slightly from 2.0% of our total revenues in the quarter ended December 31, 2008 to 1.7% of our total revenues in the quarter ended December 31, 2009.

  Other Costs and Expenses

        Other costs and expenses primarily include outside consultants, IT support and, in the quarter ended December 31, 2008, the interim costs associated with the integration of the Orion Acquisition. Other costs and expenses decreased by T€ 2,561 or 20.3% from T€ 12,597 in the quarter ended December 31, 2008 to T€ 10,036 in the quarter ended December 31, 2009. The primary reason for such decrease was the termination of the SLAs in relation to the Orion Acquisition accounting for € 3.1 million lower expenses in the quarter ended December 31, 2009 compared to the same period in the prior year. Other costs and expenses decreased from 3.6% of our total revenues in the quarter ended December 31, 2008 to 2.6% of our total revenues in the quarter ended December 31, 2009.

Profit from Ordinary Activities

        Profit from ordinary activities for the quarter ended December 31, 2009 increased substantially by T€ 31,848 to T€ 53,970 from T€ 22,122 for the quarter ended December 31, 2008. The increase in profit from ordinary activities is due to increased revenues and control over the growth in costs and expenses.

Interest Income

        Interest income is derived from our bank deposits. In the quarter ended December 31, 2009 interest income decreased by T€ 443 to T€ 395 from T€ 838 in the quarter ended December 31, 2008.

Interest Expenses

        Interest expenses decreased considerably by T€ 37,035 or 53.9% to T€ 31,678 for the quarter ended December 31, 2009 from T€ 68,713 in the quarter ended December 31, 2008 as a result of lower interest expenses from the Senior Credit Facility due to generally lower interest rate levels than in the same period of the prior year. From December 2008 onwards, we acquired on a forward basis currency derivatives to effectively extend the existing foreign exchange swaps which matured in July 2009 and were related to our Dollar Senior Notes. The new swap agreements run through July 2011 and increased the effective interest rate on the Senior Notes from 10.2% to 11.2%. These swaps are currently not part of a hedge accounting relationship but might be in the future. The new swaps have been accounted at fair value through profit or loss, accordingly the changes in fair value and the currency translation of the US-Dollar-Tranche of the Senior Notes have been recognized as income in the amount of T€ 7,648.

	Quarter Ended December 31,
	2009	2008
	T€
Senior Credit Facility	12,031	35,256
Senior Notes	20,835	19,616
Amortization of Capitalized Finance Fees	5,046	2,949
Currency Hedge	-7,648	2,176
Finance Lease	432	679
Interest Hedge	n/a	7,320
Pensions	478	425
Asset Retirement Obligations	315	284
Other	189	8

Total Interest Expenses	31,678	68,713

        Outstanding interest bearing indebtedness as of December 31, 2009 decreased by T€ 140,000 to T€ 2,440,553 from T€ 2,580,553 as of December 31, 2008 due to lower borrowings under our revolver.

Accretion or Depreciation on Investments and Other Securities

        In the quarter ended December 31, 2009 no income was recorded compared to an income of T€ 76 for the quarter ended December 31, 2008.

Income from Associates

        Income from associates increased by T€ 893 to T€ 1,324 for the quarter ended December 31, 2009 from T€ 431 in the quarter ended December 31, 2008.

Profit/Loss before Taxes

        In the quarter ended December 31, 2009 profit before taxes amounted to T€ 24,011 compared to a loss before taxes of T€ 45,246 for the quarter ended December 31, 2008. This substantial improvement is primarily related to the increase in profit from ordinary activities and the decrease in interest expenses.

Benefit/Taxes on Income

        Tax expenses were T€ 4,890 for the quarter ended December 31, 2009, compared to a tax benefit of T€ 17,283 for the quarter ended December 31, 2008. For the quarter ended December 31, 2009, taxes were comprised of current tax expenses of T€ 9,333 and deferred tax benefit of T€ 4,443. For the quarter ended December 31, 2008, taxes were comprised of current tax benefit of T€ 1,285 and deferred tax benefit of T€ 15,998. The increase in current tax expenses primarily results from an increase in profit before taxes in the quarter ended December 31, 2009 compared to the prior year period.

Net Profit/Loss for the Period

        For the quarter ended December 31, 2009, a net profit for the period was recorded in the amount of T€ 19,121 compared to a net loss of T€ 27,963 for the quarter ended December 31, 2008. This substantial improvement is primarily related to the increase in profit from ordinary activities and the decrease in interest expenses in part offset by an increased tax expense.

Adjusted EBITDA

        Adjusted EBITDA increased by T€ 14,287 or 9.5% to T€ 164,500 in the quarter ended December 31, 2009 from T€ 150,213 for the quarter ended December 31, 2008. The increase primarily related to the growth in Adjusted EBITDA from the Internet and Phone segment and from increased subscription revenues from Premium TV.

	Quarter Ended December 31,
	2009	2008
	T€
Profit from Ordinary Activities	53,970	22,122
Depreciation and Amortization	113,807	106,423
MEP related non-cash (Income)/Expenses	58	-131
Restructuring (Income)/Expenses	-3,335	21,799

Adjusted EBITDA	164,500	150,213

Adjusted EBITDA Margin in %	43.4	42.8

        Our Adjusted EBITDA margin increased to 43.4% in the quarter ended December 31, 2009 from 42.8% in the quarter ended December 31, 2008, primarily as a result of an increase in the Adjusted EBITDA margin of the Internet and Phone segment, which had a positive impact on the overall Adjusted EBITDA margin.

Segment Reporting(11)

        The following tables reflect the allocation of Adjusted EBITDA to Basic Cable, Premium TV, Internet and Phone, TKS and Reconciliation for the quarter ended December 31, 2009 and 2008:

Quarter Ended December 31, 2009	Basic Cable	Premium TV	Internet and Phone	TKS	Reconciliation(12)	Total
	T€	T€	T€	T€	T€	T€
Profit/(Loss) from Ordinary Activities	56,318	11,295	12,505	914	-27,062	53,970
Depreciation and Amortization	67,063	7,468	31,869	490	6,917	113,807
MEP related non-cash (Income)/Expenses	-18	-14	2	4	84	58
Restructuring Income	-3,335	0	0	0	0	-3,335

Adjusted EBITDA	120,028	18,749	44,376	1,408	-20,061	164,500

Quarter Ended December 31, 2008	Basic Cable	Premium TV	Internet and Phone	TKS	Reconciliation(12)	Total
	T€	T€	T€	T€	T€	T€
Profit/(Loss) from Ordinary Activities	49,239	4,401	-2,387	644	-29,775	22,122
Depreciation and Amortization	67,440	7,764	23,484	478	7,257	106,423
MEP related non-cash Income	-21	-4	-9	0	-97	-131
Restructuring (Income)/Expenses	21,836	0	0	0	-37	21,799

Adjusted EBITDA	138,494	12,161	21,088	1,122	-22,652	150,213

Comparison of Operating Results for the Nine Months Ended December 31, 2009 with December 31, 2008

Revenues

        The following table gives an overview of our revenues for the nine months ended December 31, 2009 compared to the nine months ended December 31, 2008. Total revenues for the nine months ended December 31, 2009 increased by T€ 95,015 or 9.3% to T€ 1,114,324 from T€ 1,019,309 for the nine months ended December 31, 2008. The primary factor driving revenue growth was the continued growth in broadband Internet and Phone, and to a lesser extent, in Premium TV RGUs.

	Nine Months Ended December 31,
	2009	2008
	T€
Basic Cable Revenues	677,721	685,692
Premium TV Revenues	159,071	143,671
Internet and Phone Revenues	246,762	164,385
TKS Revenues	30,770	25,561

Total Revenues	1,114,324	1,019,309

(11)
We renamed our "Cable Access" segment to "Basic Cable" and our "TV/Radio" segment to "Premium TV" in the interim condensed consolidated financial statements as of and for the quarter ended December 31, 2009. Our consolidated financial statements for prior periods refer to these segments by their former names. The financial data of the presented segments have not been impacted by this change to our new segment names.
(12)
Reconciliation primarily includes our corporate and administrative functions, such as senior management, legal and regulatory, finance, controlling, human resources, internal audit, corporate communications, investor relations, purchasing, IT and corporate finance.

Basic Cable Revenues

        Our Basic Cable business generated T€ 677,721 or 60.8% of our total revenues for the nine months ended December 31, 2009, compared to T€ 685,692 or 67.3% of our total revenues for the nine months ended December 31, 2008.

	As of and for the Nine Months Ended December 31,
	2009	2008
	(T€, except as noted)
Basic Cable Revenues	677,721	685,692

ARPU per subscriber (in €/month)	8.36	8.31
Subscribers (in thousand)(13)	8,788	8,995

        For the nine months ended December 31, 2009, Basic Cable revenues decreased by T€ 7,971 or 1.2% to T€ 677,721 from T€ 685,692 for the nine months ended December 31, 2008. The decrease primarily resulted from a decrease in Basic Cable subscription fees to T€ 668,457 in the nine months ended December 31, 2009 from T€ 676,100 in the nine months ended December 31, 2008, which was due to a loss of wholesale subscribers.

        Basic Cable ARPU per subscriber increased by € 0.05 or 0.6% to € 8.36 in the nine months ended December 31, 2009 from € 8.31 in the nine months ended December 31, 2008. The primary source of the increased ARPU resulted from the net increase of direct subscribers as a percent of total Basic Cable subscribers.

        Basic Cable subscribers decreased by 207 thousand or 2.3% to 8,788 thousand as of December 31, 2009 from 8,995 thousand as of December 31, 2008. This decrease was primarily due to the loss of 132 thousand indirect (wholesale) subscribers, principally as a result of the termination of a wholesale contract amounting to approximately 110 thousand subscribers.

Premium TV Revenues

        Our Premium TV business generated T€ 159,071 or 14.3% of our total revenues for the nine months ended December 31, 2009 compared to T€ 143,671 or 14.1% of our total revenues for the nine months ended December 31, 2008.

	As of and for the Nine Months Ended December 31,
	2009	2008
	(T€, except as noted)
Premium TV Subscription Fees	74,627	64,250
Carriage Fees and other digital revenues	84,444	79,421

Total Premium TV Revenues	159,071	143,671

ARPU per subscriber (in €/month)	10.41	9.44
Subscribers (in thousand)	795	756

        Premium TV subscription fees increased by T€ 10,377 or 16.2% to T€ 74,627 in the nine months ended December 31, 2009 from T€ 64,250 for the nine months ended December 31, 2008 primarily resulting from a growing subscriber base and an increase in the ARPU per Premium TV subscriber.

(13)
Including 39.0 thousand and 38.9 thousand TKS subscribers as of December 31, 2009 and December 31, 2008, respectively.

        Premium TV ARPU per subscriber increased by € 0.97 or 10.3% to € 10.41 in the nine months ended December 31, 2009 from € 9.44 in the nine months ended December 31, 2008. The increase primarily relates to the decreased number of subscribers in the initial promotional period, with more subscribers now paying the full subscription rate for our Premium TV products and services.

        Premium TV subscribers increased by 39 thousand or 5.2% to 795 thousand as of December 31, 2009 from 756 thousand as of December 31, 2008. The increase primarily relates to our marketing and sales activities combined with successful product bundles.

        Carriage fees and other digital revenues increased by T€ 5,023 or 6.3% to T€ 84,444 in the nine months ended December 31, 2009 from T€ 79,421 for the nine months ended December 31, 2008. This increase is primarily related to an increase of our digital subscriber base leading to more digital feed-in-fees as well as higher revenues from an unaffiliated pay TV operator. The future development of carriage fees will depend on the number of subscribers connected to our network and the number of subscribers receiving the television services of the unaffiliated pay TV operator through our network.

Internet and Phone Revenues

        Our Internet and Phone business generated T€ 246,762 or 22.1% of our total revenues for the nine months ended December 31, 2009, compared to T€ 164,385 or 16.1% of our total revenues for the nine months ended December 31, 2008.

	As of and for the Nine Months Ended December 31,
	2009	2008
	(T€, except as noted)
Internet and Phone Revenues	246,762	164,385

ARPU per subscriber (in €/month)	27.79	30.85
Subscribers (in thousand)(14)	1,029	703

        In the nine months ended December 31, 2009, Internet and Phone revenues increased by T€ 82,377 or 50.1% to T€ 246,762 from T€ 164,385 for the nine months ended December 31, 2008. This increase was primarily due to an increase in Internet and Phone subscription fees due to higher Internet and Phone subscribers. Subscription fees increased to T€ 233,809 in the nine months ended December 31, 2009 from T€ 157,522 in the nine months ended December 31, 2008.

        Internet and Phone ARPU per subscriber decreased by € 3.06 or 9.9% to € 27.79 in the nine months ended December 31, 2009 from € 30.85 for the nine months ended December 31, 2008, which was primarily driven by a higher number of subscribers being in the initial promotional period. We believe that the number of subscribers in the initial promotional period will begin to decline as a percent of the total subscriber base and this should have a positive impact on the ARPU in the future.

        Internet and Phone subscribers increased by 326 thousand or 46.4% to 1,029 thousand as of December 31, 2009 from 703 thousand as of December 31, 2008 which was primarily driven by strong performance across all sales channels.

TKS Revenues

        Our TKS business generated T€ 30,770 or 2.8% of our total revenues for the nine months ended December 31, 2009, compared to T€ 25,561 or 2.5% of our total revenues for the nine months ended December 31, 2008.

(14)
Does not include our mobile phone subscribers.

        TKS revenues increased by T€ 5,209 or 20.4% to T€ 30,770 for the nine months ended December 31, 2009 from T€ 25,561 for the nine months ended December 31, 2008. The increase was primarily related to the TKS's Internet and Phone products. We believe this business segment will continue to perform at today's level.

Costs and Expenses

        Costs and expenses for the nine months ended December 31, 2009 increased by T€ 43,288 or 4.6% to T€ 974,952 from T€ 931,664 for the nine months ended December 31, 2008.

        Included in total costs and expenses for the nine months ended December 31, 2009, were depreciation and amortization, non-cash expenses related to MEP and restructuring charges in total of T€ 330,805 compared to T€ 325,776 in the nine months ended December 31, 2008. Excluding these items from total costs and expenses, the remaining costs and expenses increased by 6.3% or T€ 38,259 to T€ 644,147 for the nine months ended December 31, 2009 compared to T€ 605,888 in the nine months ended December 31, 2008. As a percentage of revenues, these remaining costs and expenses decreased from 59.4% for the nine months ended December 31, 2008 to 57.8% for the nine months ended December 31, 2009.

	Nine Months Ended December 31,
	2009	2008
	T€
Cost of Services Rendered	554,317	523,530
Selling Expenses	332,239	313,897
General and Administrative Expenses	88,396	94,237

Costs and Expenses	974,952	931,664

Cost of Services Rendered

        The costs of services rendered for the nine months ended December 31, 2009 and 2008 were as follows:

	Nine Months Ended December 31,
	2009	2008
	T€
Cost of Materials and Services	292,197	259,694
Thereof:
Expenses associated with SLA Agreement	147,958	137,488
Content costs	37,462	34,905
Maintenance and repair	22,816	19,340
Connectivity and network charges	17,194	14,563
Phone interconnection charges	26,190	19,194
Other expenses of materials and services	40,577	34,204
Personnel Expenses	24,107	51,835
Depreciation and Amortization	177,373	148,983
Other Cost and Expenses	60,640	63,018

Cost of Services Rendered	554,317	523,530

% Revenue	49.7%	51.4%

  Cost of Materials and Services

        Expenses associated with SLAs with Deutsche Telekom were T€ 142,497 and T€ 133,071 for the nine months ended December 31, 2009 and December 31, 2008, respectively. The remaining expenses associated with SLAs with third-parties other than Deutsche Telekom amounted to T€ 5,461 in the nine months ended December 31, 2009 and T€ 4,416 in the nine months ended December 31, 2008, and relate to additional purchased services from third parties, such as leased lines, technical facilities and energy as customer demand for broadband Internet and Phone access grew. Total expenses associated with SLAs increased by T€ 10,470 or 7.6% from T€ 137,488 for the nine months ended December 31, 2008 to T€ 147,958 for the nine months ended December 31, 2009. The SLAs made up 26.7% of our cost of services rendered for the nine months ended December 31, 2009. Expenses associated with SLAs as a percentage of total revenues declined from 13.5% in the nine months ended December 31, 2008 to 13.3% of our total revenues in the nine months ended December 31, 2009. We believe we will continue to gain efficiencies in this area given the fixed cost nature of a large portion of the SLAs.

        Content costs increased by T€ 2,557 or 7.3% from T€ 34,905 for the nine months ended December 31, 2008 to T€ 37,462 in the nine months ended December 31, 2009. Content costs as a percentage of our total revenues remained stable at 3.4% for the nine months ended December 31, 2009 and 2008. Content costs relate to the programming costs for Kabel Digital Home and Kabel Digital International. In general, we pay program producers on a cost per subscriber basis. We frequently monitor our programming line up and will exchange programming to try to achieve the greatest customer satisfaction and the lowest possible cost per subscriber. As our subscriber base grows and minimum guarantees are covered, we believe we can recognize efficiencies in this area. We expect aggregate content costs to increase as we grow our Premium TV revenues. However, we expect the cost of content per pay-TV subscriber to remain relatively stable in the future.

        Maintenance and repair provided by third parties increased by T€ 3,476 to T€ 22,816 in the nine months ended December 31, 2009 from T€ 19,340 in the same period in the previous year. As we grow our business into the telecommunications sector and offer more enhanced video products, our customer service criteria will increase. In order to ensure that we can meet these requirements in the most cost effective manner, we have outsourced significant parts of our technical staff. The last such outsourcing was put in place in calendar year 2008 and is currently being implemented. As a greater portion of our technical support is outsourced, our maintenance and repair costs will increase in line with RGU growth, however, a portion of this increase should be offset by a decline in personnel expenses. Maintenance expense was 2.0% of our total revenues for the nine months ended December 31, 2009 compared to 1.9% of our total revenues for the nine months ended December 31, 2008.

        For the nine months ended December 31, 2009, our connectivity and network charges increased by T€ 2,631 or 18.1% to T€ 17,194 from T€ 14,563 recorded in the nine months ended December 31, 2008. The increase is reflective of the increase in our upgraded network, RGU additions, bandwidth usage per subscriber and deployment of fiber backbones. We expect to continue to see increases in connectivity and network expenses as we increase our points of presence and deploy further backbones; however, we believe these expenditures will decrease on an RGU basis as we increase the penetration levels of New Services and as we increase our points of presence. For example, the monthly average connectivity and network cost per Internet and Phone subscriber declined from € 2.45 in the nine months ended December 31, 2008 to € 1.75 in the nine months ended December 31, 2009. Also, as we complete the build out of our regional backbones, we can eliminate certain leased lines and satellite transponders, which cost more than our regional backbones. Our connectivity and network expenses as a percentage of our revenues remained relatively stable at 1.5% in the nine months ended December 31, 2009 compared to 1.4% in the nine months ended December 31, 2008.

        For the nine months ended December 31, 2009, phone interconnection charges increased by T€ 6,996 or 36.4% to T€ 26,190 from T€ 19,194 in the previous year. As a percentage of our total revenues, our phone interconnection charges increased from 1.9% in the nine months ended December 31, 2008 to 2.4% in the nine months ended December 31, 2009. We expect phone interconnection cost will continue to grow in line with the increase in the number of phone subscribers; however, we believe we will continue to experience a decline in cost per RGU. Our monthly average phone interconnection cost per Phone RGU declined from € 4.22 in the nine months ended December 31, 2008 to € 3.44 in the nine months ended December 31, 2009.

        Other expenses of materials and services increased by T€ 6,373 to T€ 40,577 in the nine months ended December 31, 2009 from T€ 34,204 in the prior year period correlating to increased revenues. The increase was primarily due to increased expenses for CPE sold and cable modem costs compared to the prior year period. This increase in number of units sold has generated a corresponding increase of revenues from the sale of this equipment. This is reflected with our other expenses of materials and services remaining relatively stable at 3.6% of our total revenues in the nine months ended December 31, 2009 compared to 3.4% of our total revenues in the nine months ended December 31, 2008.

        In total, cost of materials and services increased from 25.5% of our total revenues during the nine months ended December 31, 2008 to 26.2% of our total revenues in the nine months ended December 31, 2009. We believe that we can continue to recognize economies of scale with respect to the operation and maintenance of our network and customer base.

  Personnel Expenses

        For the nine months ended December 31, 2009, personnel expenses decreased by T€ 27,728 or 53.5% to T€ 24,107 from T€ 51,835 for the nine months ended December 31, 2008. Included in the personnel expenses for the nine months ended December 31, 2009, was T€ 2,625 income due to a reversal of a restructuring accrual compared to a restructuring expense of T€ 20,721 in the nine months ended December 31, 2008. Personnel expenses adjusted by restructuring charges and the MEP declined by T€ 4,328 or 13.9% to T€ 26,698 in the nine months ended December 31, 2009, compared to T€ 31,026 in the nine month period ended December 31, 2008 as a result of the restructuring of our technical department. The restructuring of our technical department announced in 2008, is currently being implemented and is expected to generate personnel savings of approximately € 12.7 million per year in the future. However, there can be no assurance that we will realize such savings or be able to maintain adequate service levels. Our technical personnel are now primarily comprised of planners, dispatchers, specialized network technicians and the technical service team. Adjusted personnel expenses decreased from 3.0% of our total revenues in the nine months ended December 31, 2008 to 2.4% of our total revenues in the nine months ended December 31, 2009.

  Depreciation and Amortization

        Depreciation and amortization increased by T€ 28,390 or 19.1% to T€ 177,373 in the nine months ended December 31, 2009 from T€ 148,983 in the nine months ended December 31, 2008. In general, the increase in depreciation and amortization reflects the substantial investments made in our network since we actively began to upgrade our network and add new RGUs. As we have substantially completed our network upgrade program, we expect our capital investment profile to stabilize at current levels and accordingly anticipate a decrease in depreciation and amortization as a percentage of revenue in the future. Depreciation and amortization expenses increased from 14.6% of our total revenues in the nine months ended December 31, 2008 to 15.9% of our total revenues in the nine months ended December 31, 2009.

  Other Costs and Expenses

        For the nine months ended December 31, 2009, other costs and expenses decreased by T€ 2,378 or 3.8% to T€ 60,640 compared to T€ 63,018 in the nine months ended December 31, 2008 primarily due to € 3.6 million higher vehicle expenses in the nine month period ended December 31, 2008 principally relating to accruals for our restructuring programs in 2008. Other costs and expenses decreased from 6.2% of our total revenues in the nine months ended December 31, 2008 to 5.4% of our total revenues in the nine months ended December 31, 2009.

        In total, cost of services rendered increased by T€ 30,787 or 5.9% to T€ 554,317 in the nine months ended December 31, 2009 compared to T€ 523,530 in the nine months ended December 31, 2008. The increase was related to issues discussed in the above sections.

Selling Expenses

        Selling expenses for the nine months ended December 31, 2009 and 2008 were as follows:

	Nine Months Ended December 31,
	2009	2008
	T€
Cost of Materials and Services	17,413	17,149
Personnel Expenses	62,183	60,143
Depreciation and Amortization	136,676	127,624
Other Cost and Expenses	115,967	108,981

Selling Expenses	332,239	313,897

  Cost of Materials and Services

        Cost of materials and services increased by T€ 264 or 1.5% from T€ 17,149 in the nine months ended December 31, 2008 to T€ 17,413 in the nine months ended December 31, 2009. Cost of materials and services remained relatively stable at 1.6% of our total revenues in the nine months ended December 31, 2009 and 1.7% in the nine months ended December 31, 2008.

  Personnel Expenses

        Personnel expenses in sales and sales related activities increased by T€ 2,040 or 3.4% from T€ 60,143 in the nine months ended December 31, 2008 to T€ 62,183 in the nine months ended December 31, 2009 primarily due to tariff increases and bonuses in sales and marketing. We expect the primary driver of personnel expenses in the sales function will be RGU growth. However, given our recent restructuring activities in our call centers, we believe we can maintain a balance between internal and external agents to ensure a high quality and realize economies of scale. Personnel expenses adjusted by restructuring charges and the MEP increased by T€ 4,579 or 7.9% to T€ 62,468 in the nine month period ended December 31, 2009, compared to T€ 57,889 in the nine month period ended December 31, 2008 while remaining relatively stable at 5.6% of our total revenues in the nine months ended December 31, 2009 compared to 5.7% in the nine months ended December 31, 2008.

  Depreciation and Amortization

        Depreciation and amortization increased by T€ 9,052 or 7.1% to T€ 136,676 in the nine months ended December 31, 2009 compared to T€ 127,624 in the nine months ended December 31, 2008. This increase was primarily driven by a full nine month amortization period of the acquisition of the Orion customer list in the nine month period ended December 31, 2009 compared to only eight months in the nine month period ended December 31, 2008 and increased growth in our customer base. Depreciation and amortization expenses remained relatively stable at 12.5% of our total revenues in the nine months ended December 31, 2008 and 12.3% of our total revenues in the nine months ended December 31, 2009.

  Other Costs and Expenses

        Other costs and expenses within sales increased by T€ 6,986 or 6.4% to T€ 115,967 in the nine months ended December 31, 2009 from T€ 108,981 in the nine months ended December 31, 2008. Increases in consulting costs, sales commissions, bad debt expenses and other items were partially offset by a T€ 11,793 decrease in marketing and advertising expenses from T€ 35,709 in the nine months ended December 31, 2008 to T€ 23,916 in the nine months ended December 31, 2009. In the nine month period ended December 31, 2009 our cost per order for our Internet and Phone products declined to € 149 compared to € 173 in the nine months ended December 31, 2008. The decline in the cost per order for our Internet and Phone customers was a result of our efforts to closely monitor our advertising and sales activities when acquiring new customers and was driven by consistent efforts across all sales and marketing channels to minimize cost per order within each channel through efficiencies and to grow the relative share of the less expensive sales channels. In particular, direct marketing, online marketing and retail showed significant improvements in cost per order within the nine months ended December 31, 2009. We believe further improvements can be obtained. Other costs and expenses declined slightly from 10.7% of our total revenues in the nine months ended December 31, 2008 to 10.4% of our total revenues in the nine months ended December 31, 2009.

General and Administrative Expenses

        General and administrative expenses for the nine months ended December 31, 2009 and 2008 were as follows:

	Nine Months Ended December 31,
	2009	2008
	T€
Personnel Expenses	36,284	34,612
Depreciation and Amortization	19,941	20,765
Other Cost and Expenses	32,171	38,860

General and Administrative Expense	88,396	94,237

  Personnel Expenses

        Personnel expenses for our non-operating and sales activities increased by T€ 1,672 or 4.8% to T€ 36,284 in the nine months ended December 31, 2009 from T€ 34,612 in the nine months ended December 31, 2008. Excluding the impact of minor amounts of restructuring charges and the MEP, personnel expenses increased by T€ 2,338 or 7.0% over ongoing expenses in the nine months ended December 31, 2008 of T€ 33,518 to T€ 35,856 in the nine months ended December 31, 2009. Increased staff and tariff increases were the drivers of the increase in the nine months ended December 31, 2009. Adjusted personnel expenses decreased slightly from 3.3% of our total revenues in the nine months ended December 31, 2008 to 3.2% of our total revenues in the nine months ended December 31, 2009.

  Depreciation and Amortization

        Depreciation and amortization decreased by T€ 824 or 4.0% to T€ 19,941 in the nine months ended December 31, 2009 compared to T€ 20,765 in the nine months ended December 31, 2008. Depreciation and amortization expenses decreased slightly from 2.0% of our total revenues in the nine months ended December 31, 2008 to 1.8% of our total revenues in the nine months ended December 31, 2009.

  Other Costs and Expenses

        Other costs and expenses decreased by T€ 6,689 or 17.2% from T€ 38,860 in the nine months ended December 31, 2008 to T€ 32,171 in the nine months ended December 31, 2009. The primary reason for such decrease was the termination of the SLAs in relation to the Orion Acquisition accounting for € 7.8 million in lower expenses in the nine months ended December 31, 2009 compared to the same period in the prior year. Other costs and expenses decreased from 3.8% of our total revenues in the nine months ended December 31, 2008 to 2.9% of our total revenues in the nine months ended December 31, 2009.

Profit from Ordinary Activities

        Profit from ordinary activities for the nine months ended December 31, 2009 increased substantially by T€ 54,128 to T€ 155,633 from T€ 101,505 for the nine months ended December 31, 2008. The increase in profit from ordinary activities was due to increased revenues and control over the growth in costs and expenses.

Interest Income

        Interest income is derived from our bank deposits. In the nine months ended December 31, 2009 interest income increased by T€ 1,722 to T€ 3,223 from T€ 1,501 in the nine months ended December 31, 2008.

Interest Expenses

        Interest expenses decreased considerably by T€ 51,405 or 29.9% to T€ 120,303 for the nine months ended December 31, 2009 from T€ 171,708 in the nine months ended December 31, 2008 as a result of lower interest expenses from the Senior Credit Facility due to generally lower interest rate levels than in the same period of the prior year. From December 2008 onwards, we acquired on a forward basis currency derivatives to effectively extend the existing foreign exchange swaps which matured in July 2009 and were related to our Dollar Senior Notes. The new swap agreements run through July 2011 and increased the effective interest rate on the Senior Notes from 10.2% to 11.2%. These swaps are currently not part of a hedge accounting relationship but might be in the future. Therefore net gains or losses in fair values are recognized as interest expenses.

	Nine Months Ended December 31,
	2009	2008
	T€
Senior Credit Facility	40,919	93,560
Senior Notes	61,288	58,849
Amortization of Capitalized Finance Fees	13,749	8,476
Finance Lease	1,417	1,974
Currency Hedge	-491	2,176
Interest Hedge	93	3,691
Pensions	1,434	1,525
Asset Retirement Obligations	924	845
Other	970	612

Total Interest Expenses	120,303	171,708

        Outstanding interest bearing indebtedness as of December 31, 2009 decreased by T€ 140,000 to T€ 2,440,553 from T€ 2,580,553 as of December 31, 2008 due to lower borrowings under our revolver.

Accretion or Depreciation on Investments and Other Securities

        In the nine months ended December 31, 2009 no income was recorded compared to an income of T€ 76 for the nine months ended December 31, 2008.

Income from Associates

        Income from associates decreased by T€ 12,003 to T€ 1,807 for the nine months ended December 31, 2009 from T€ 13,810 in the nine months ended December 31, 2008 due to the sale of our minority shareholding in Kabel Service Berlin GmbH, a Level 4 network operator.

Profit/Loss before Taxes

        For the nine months ended December 31, 2009 profit before taxes amounted to T€ 40,360 compared to a loss before taxes of T€ 54,816 in the nine months ended December 31, 2008. This substantial improvement is primarily related to the increase in profit from ordinary activities and the decrease in interest expenses.

Benefit/Taxes on Income

        Tax expenses were T€ 17,240 for the nine months ended December 31, 2009, compared to a tax benefit of T€ 6,239 for the nine months ended December 31, 2008. For the nine months ended December 31, 2009, taxes were comprised of current tax expenses of T€ 23,611 and deferred tax benefit of T€ 6,371. For the nine months ended December 31, 2008, taxes were comprised of current tax expenses of T€ 9,071 and deferred tax benefit of T€ 15,310. The increase in current tax expenses primarily results from the significant increase in profit before taxes in the nine months ended December 31, 2009 compared to the prior year period.

Net Profit/Loss for the Period

        For the nine months ended December 31, 2009, a net profit for the period was recorded in the amount of T€ 23,119 compared to a net loss of T€ 48,577 for the nine months ended December 31, 2008. This improvement was primarily related to the increase in profit from ordinary activities and the decrease in interest expenses, in part offset by an increased tax expense.

Adjusted EBITDA

        Adjusted EBITDA increased by T€ 59,157 or 13.8% to T€ 486,438 in the nine months ended December 31, 2009 from T€ 427,281 for the nine months ended December 31, 2008. The increase primarily related to the growth in Adjusted EBITDA from the Internet and Phone segment and from increased subscription revenues from Premium TV.

	Nine Months Ended December 31,
	2009	2008
	T€
Profit from Ordinary Activities	155,633	101,505
Depreciation and Amortization	333,990	297,372
MEP related non-cash Expenses	742	1,587
Restructuring (Income)/Expenses	-3,927	26,817

Adjusted EBITDA	486,438	427,281

Adjusted EBITDA Margin in %	43.7	41.9

        Our Adjusted EBITDA margin increased to 43.7% in the nine months ended December 31, 2009 from 41.9% in the nine months ended December 31, 2008, primarily as a result of an increase in the Adjusted EBITDA margin of the Internet and Phone segment, which had a positive impact on the overall Adjusted EBITDA margin.

Segment Reporting(15)

        The following tables reflect the allocation of Adjusted EBITDA to Basic Cable, Premium TV, Internet and Phone, TKS and Reconciliation for the nine months ended December 31, 2009 and 2008:

Nine Months Ended December 31, 2009	Basic Cable	Premium TV	Internet and Phone	TKS	Reconciliation(16)	Total
	T€	T€	T€	T€	T€	T€
Profit/(Loss) from Ordinary Activities	177,100	34,702	24,322	4,020	-84,511	155,633
Depreciation and Amortization	198,014	22,456	91,248	1,409	20,863	333,990
MEP related non-cash Expenses	172	1	63	12	494	742
Restructuring Income	-3,842	0	0	0	-85	-3,927

Adjusted EBITDA	371,444	57,159	115,633	5,441	-63,239	486,438

Nine Months Ended December 31, 2008	Basic Cable	Premium TV	Internet and Phone	TKS	Reconciliation(16)	Total
	T€	T€	T€	T€	T€	T€
Profit/(Loss) from Ordinary Activities	183,186	17,986	-9,317	2,626	-92,976	101,505
Depreciation and Amortization	190,972	21,877	61,494	1,422	21,607	297,372
MEP related non-cash Expenses	340	54	91	10	1,092	1,587
Restructuring Expenses	25,239	0	0	0	1,577	26,817

Adjusted EBITDA	399,737	39,917	52,268	4,058	-68,700	427,281

Cash flows for the Nine Months ended December 31, 2009 compared to the Nine Months ended December 31, 2008

        As of December 31, 2009, the cash and cash equivalents balance amounted to T€ 97,404 and we had € 325.0 million credit available under our Revolving Credit Facility.

Cash Flows from Operating Activities

        Our net cash flow from operating activities in the nine months ended December 31, 2009 decreased by T€ 44,792 to T€ 336,119 from T€ 380,911 in the prior corresponding period. The reduction in our net cash from operating activities is primarily resulting from an increase in EBITDA of T€ 90,746 and an overcompensating effect in changes in assets, liabilities and tax payments of in total T€ 135,878. The main reason for the change in assets and liabilities was due to the integration of the Orion Acquisition resulting in a change of billing date for annual payers from July to January and accordingly a higher change in deferred income for the nine months ended December 31, 2009 compared to the corresponding prior period. As deferred income is reduced over time when we rendered the services that have been prepaid, liabilities decreased and resulted in lower cash flow from operating activities. This shift in billing date does not impact cash flows from operating activities over the course of the fiscal year.

(15)
We renamed our "Cable Access" segment to "Basic Cable" and our "TV/Radio" segment to "Premium TV" in the interim condensed consolidated financial statements as of and for the nine months ended December 31, 2009. Our consolidated financial statements for prior periods refer to these segments by their former names. The financial data of the presented segments have not been impacted by this change to our new segment names.
(16)
Reconciliation primarily includes our corporate and administrative functions, such as senior management, legal and regulatory, finance, controlling, human resources, internal audit, corporate communications, investor relations, purchasing, IT and corporate finance.

Cash Flows from Investing Activities

        Our net cash used in investing activities decreased by T€ 607,456 or 77.6% to T€ 175,206 for the nine months ended December 31, 2009 from T€ 782,662 for the nine months ended December 31, 2008. The decrease was due to the Orion Acquisition and, to a lesser extent, for acquisitions of other Level 4 assets which led to cash out flow of T€ 540,234 in the nine months ended December 31, 2008. T€ 233,211 was invested in our business in the nine month period ended December 31, 2009. Of the funds invested in our business, we estimate that approximately T€ 173,976 was directly related to the new subscribers acquired and connected to our network and the remaining approximately T€ 59,235 was invested in the expansion of the network and investment in software systems and websites to better serve our customers. Our capital expenditures amounted to 20.9% of our total revenues for the nine months ended December 31, 2009 compared to 25.4% for the nine months ended December 31, 2008.

Cash Flows from Financing Activities

        Net cash used in financing activities was T€ 115,431 in the nine months ended December 31, 2009, compared to net cash provided from financing activities of T€ 490,442 in the nine months ended December 31, 2008.

        The full amount of Tranche C in the amount of T€ 535,000, which was used for the Orion Acquisition, was included in the cash flows from financing activities in the nine months ended December 31, 2008. In the nine months ended December 31, 2008, T€ 80,000 were proceeds from the Revolving Credit Facility and T€ 110,448 was used to pay interest and transaction costs compared to no additional Revolving Credit Facility borrowings in the nine months ended December 31, 2009 but payments of interest and transaction cost amounting to T€ 106,013. Cash payments to shareholders amounted to T€ 2,836 in the nine months ended December 31, 2009, of which T€ 1,586 were dividends to minority shareholders of companies acquired in the Orion Acquisition. During the nine months ended December 31, 2008, cash payments to shareholders amounted to T€ 7,995, of which T€ 1,095 were dividends to minority shareholders of companies acquired in the Orion Acquisition.

Capital Expenditures

        Capital expenditures consisting of cash paid for investments in intangible assets and property and equipment, as well as acquisitions amounted to T€ 179,213 in the nine months ended December 31, 2009. Total capital expenditures were comprised of T€ 233,211 of investments in property, equipment and intangible assets, less T€ 58,571 received as a subsequent purchase price reimbursement with respect to the Orion Acquisition. The investments in property and equipment amounted to T€ 178,036. Capital expenditures related to IT systems, subscriber acquisition costs, licenses, software and intangible assets amounted to T€ 55,175. T€ 131,343 of total Capital expenditures can be allocated to our Internet and Phone business, in particular to the upgrade of the network, segmentation, the installation of modems and customer acquisition.

The Risk Management-System for KDG

        The risk management system is an integral component of all processes within our organization. It is designed to assist in identifying unplanned developments early so they can be actively controlled by management.

        KDG's risk environment can change quickly and unexpectedly as a result of various influences. It is therefore necessary to be able to react quickly to try to ensure that no situation can cause substantial damage to the existence or have long-term impact on assets, financial position and earnings.

        In general, the operating units are responsible for the identification and the taking of risks. Therefore, all managers of KDG perform an additional task as risk managers. The system is supported by the central risk management unit which carries out risk controlling. The separation of functions is ensured.

        Risk controlling has process responsibility and produces the quarterly reports for the Management Board which enable detailed assessment and full transparency of the risk situation. In addition to the regular standard reporting immediate reporting is put in place if the early warning system shows a certain risk measure to exceed a critical value or if special circumstances demand investigations. Furthermore, risk controlling is responsible for the continuous development of the risk management system and for setting organization-wide standards. Risks which overlap departments are also monitored here.

Risks Relating to our Industry

  •
  We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business.

  •
  The cable and telecommunications markets in Germany are exposed to considerable price and margin pressure.

  •
  Our growth prospects depend, in part, on a continued increase in demand for cable and telecommunications products and services in Germany.

Risks Relating to our Business

        The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also affect adversely our business, financial situation or results of operations.

  •
  Failure to control customer churn, including the decline in our number of cable subscribers, may adversely affect our business and financial results.

  •
  We may not be able to renew our existing contracts with housing associations and Level 4 network operators upon their expiration on commercially attractive terms, if at all, or attract new subscribers by entering into new contracts with housing associations and Level 4 network operators.

  •
  If we fail to continue existing products or introduce and establish new or enhanced products and services successfully, our revenues, margins and cash flows could be lower than expected.

  •
  Our business is subject to rapid changes in technology and if we fail to respond to technological developments, our business may be adversely affected.

  •
  Failure to maintain and further develop our cable network or make other network improvements could have a material adverse effect on our operations and impair our financial position.

  •
  The switch-off of analog satellite signals or of entire channels might adversely affect our business.

  •
  We rely on DTAG and certain of its affiliates for cable duct space and other important services.

  •
  We do not have guaranteed access to programs and are dependent on agreements with certain program providers, which may adversely affect our profitability if we are unable to extend the contracts on comparable terms and conditions.

  •
  Failure to reach agreement with collecting societies for copyright fees may adversely affect our business.

  •
  The occurrence of events beyond our control could result in damage to our central systems and service platforms, including our digital playout facility, and our cable network.

  •
  The security of our encryption system was compromised by illegal piracy and may in the future again be compromised by illegal piracy, which may adversely affect our business and profitability.

  •
  The installation of a new information technology system and new software systems, as well as changes to our financial accounting systems, may result in higher costs than expected.

  •
  We depend on equipment and service suppliers who may discontinue their products or seek to charge us prices that are not competitive, which may adversely affect our business and profitability.

  •
  Sensitive customer data is an important part of our daily business and leakage of such data may violate laws and regulations which could result in fines, loss of reputation and customer churn and adversely affect our business.

  •
  Loss of our key management and other personnel, or an inability to attract key management and other personnel, could adversely impact our business.

  •
  Risks in relation to outsourcing of services may adversely affect our business and may cause higher costs than initially anticipated.

  •
  Strikes or other industrial actions could disrupt our operations or make it more costly to operate our facilities.

  •
  We may acquire assets which could potentially deliver less revenues, cash flows and earnings than anticipated. We may experience difficulties integrating these assets in a timely manner and we may not realize expected anticipated synergies.

  •
  We are subject to increasing operating costs and inflation risks which may adversely affect our earnings.

  •
  We are subject to risks from legal and arbitration proceedings.

  •
  The insolvency risk of major suppliers and customers may have an adverse impact on our revenues.

Risks Relating to Regulatory and Legislative Matters

  •
  We are subject to significant government regulation, which may increase our costs and otherwise adversely affect our business.

  •
  The Federal Network Agency ("FNA") has determined that we have significant market power in certain TV signal delivery markets with respect to the regions in which we operate, and has imposed certain obligations on us which might adversely affect our business and profitability.

  •
  Due to regulation, we do not have complete control over the prices that we may charge to broadcasters or that we may charge for wholesale offers to Level 4 network operators, which may adversely affect our cash flows and profitability and our ability to compete for agreements with housing associations and subscribers.

  •
  We are required to carry certain programs on our network ("must carry"), which may adversely affect our competitive position and results of operations.

  •
  We are subject to consumer protection laws and the general terms and conditions incorporated in our customer contracts may be held to be unenforceable by the German civil courts, which could adversely affect our business and results of operations.

Risks Relating to our Financial Profile

  •
  Our substantial debt could adversely affect our financial health and our ability to raise additional capital to fund our operations.

  •
  Our ability to generate cash depends on many factors beyond our control, and we may not be able to generate cash required to service our debt.

  •
  Our debt agreements contain restrictions that limit our flexibility in operating our business.

  •
  Despite our current levels of indebtedness, we may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial indebtedness.

  •
  We have unfunded liabilities with respect to our pension plans and other post-retirement benefits.

  •
  Our tax loss carry forwards and interest carry forwards may not survive the Offering or future changes of the shareholders which would result in significantly higher tax liabilities, which could adversely affect our business.

  •
  We have a history of net losses and may report losses in the future, which may adversely affect our business and our ability to engage in financings in the future.

  •
  We are exposed to foreign exchange risk that may adversely affect our financial condition and results of operations.

  •
  We could be required to pay additional taxes and other duties following tax audits of us or our subsidiaries.

  •
  We might not be in a position to take tax deductions for our interest payments.

Risks associated with Financial Instruments

        The Company is exposed to market risks from changes in interest rates and currency exchange rates which can impact its operating results and overall financial condition. The Company manages its exposure to these market risks through its operating and financing activities and, when deemed appropriate or required by other agreements, through the use of derivative financial instruments. The main strategy is to avoid or to mitigate risks, such as currency risks (by entering into currency swaps) or the risk of varying interest payments (by entering into payer swaps and buying caps).

        Derivative financial instruments are used exclusively for the purpose of hedging foreign currency and interest rate risks arising from operating, financing and investing activities. In accordance with IAS 39, all derivative financial instruments are accounted for at fair value. Changes in the fair value of the derivative financial instruments for which hedge accounting is used are either recorded in profit and loss or in equity under the fair value reserve, depending on whether it is a fair value hedge or a cash flow hedge. The current volatility in the financial markets and overall economic uncertainty increases the risk that the actual amounts realized in the future on our financial instruments could differ significantly from the fair values currently assigned to them. Other income and expense could also vary materially from expectations depending on gains or losses realized on the sale or exchange of financial instruments, impairment charges related to debt securities as well as equity and other investments, interest rates, cash balances and changes in fair value of derivative instruments.

        Since all of our interest rate hedges matured by end of June 2009 we will closely keep track of ongoing market developments but currently have no concrete plans to purchase new hedging instruments. Nevertheless we will stay in contact with several potential bank counterparties in order to assure that we can lock-in interest rate hedges quickly whenever we think it becomes favorable. There is no guarantee that we will be able to consummate these hedges under acceptable terms and conditions if at all.

        With respect to the Company's 2014 Senior Notes, the Company entered into a hedge agreement with various banks swapping 100% of the US Dollar denominated principal (TUS $ 610,000) and interest payments into Euro denominated principal and interest payments at a fixed rate over 5 consecutive years from July 1, 2004 until July 1, 2009. The agreed upon exchange rate was US $ 1.2066 for each Euro. The weighted average Euro fixed rate across all hedge banks was 10.2046%.

        From December 2008 until March 2009, we successfully negotiated new swap agreements, which effectively prolonged the existing currency hedges by two years till July 1, 2011. On June 30, 2009 100% of the US Dollar denominated principal and interest payments with respect the Company's 2014 Senior Notes were swapped into Euro at the same rate of US $ 1.2066 for each Euro. The new swap agreements run from July 2009 till July 2011 with an average Euro fixed rate of 11.1695% compared to the previous rate of 10.2046%.

        The impact of the financial crisis on the various banks with which we entered into a hedge agreement cannot be predicted, but could lead any of them to refuse or be unable to respect their terms and conditions.

Estimation of the Overall Risk Situation

        In summary, we can determine that the existence of KDG and the interests of the Management Board were at no time under threat. Furthermore, we presently have no knowledge of any other developments which could pose such a threat to the existence, the assets, the financial situation and profits of KDG.

        We identify the overall risk situation of KDG as controlled and sustainable.

Business Opportunities

        Our business operates in a large and highly attractive geographic area. We are the largest cable television service provider in terms of subscribers, revenues and homes passed in Germany. Our network coverage area comprises 13 of the 16 German federal states, including the metropolitan areas of the three largest German cities, Berlin, Hamburg and Munich. As of December 31, 2008, the states in which we operate had a population of 47.3 million and 23.6 million homes and they accounted for more than half of Germany's gross domestic product ("GDP"), which, on a standalone basis, would constitute the fifth largest economy in the European Union in terms of GDP (Source: Statistisches Jahrbuch 2009; Euromonitor). We believe the scale of our operations in combination with our network ownership provides us with a significant advantage to disproportionately benefit from growth opportunities in our market.

        The German market offers significant growth opportunities for the cable sector. The German broadband Internet access market has grown rapidly over the last five years. Despite this rapid growth, broadband Internet penetration in Germany was estimated at 63% as of December 31, 2009, which was below the broadband Internet access penetration of the most penetrated Western European countries, such as The Netherlands (84%), Denmark (83%), Sweden (79%) and Switzerland (78%) for the year-end 2009 (Source: Euromonitor). We believe that, due to its competitive advantage, the German cable distribution technology will continue to attract broadband Internet access customers from other distribution technologies such as DSL. The German premium TV market has historically been underdeveloped. We also expect that going forward, we will benefit from further growth potential in our TV business as we continue our roll-out of DVRs and expand our Premium TV services with the launch of HDTV programming and VoD.

        Our core Basic Cable business generates predictable and relatively stable cash flows from operating activities. Cable is the leading TV distribution platform in Germany, with 52.8% of German homes receiving TV signals via cable as of June 2009 (Source: Digital report TNS infratest, ALM/ZAK (July 2009)). We believe this percentage has remained largely unchanged since 2003 despite the introduction of alternative distribution platforms such as digital terrestrial television broadcast and television via Internet. This stability combined with relatively low churn rates in the core segments of our Basic Cable business and our predictable cost base and capital expenditures have led to relatively stable cash flows from operating activities.

        We have a large, underpenetrated customer base and network coverage area. Despite the strong growth we have experienced over the last three years, both our total ratio of RGUs per subscriber of 1.33 (as of December 31, 2009) and our monthly ARPU per subscriber at € 11.96 (for the nine months period ended December 31, 2009) are low compared to other cable operators in other countries due in part to the relatively late roll-out of our New Services. Going forward, our product offerings of Basic Cable, Premium TV, broadband Internet and fixed-line phone services provides us with the opportunity to cross-sell and up-sell our New Services to existing and new customers. We believe that our triple play offering, which is currently marketed to 75.5% of our homes passed within our upgraded network coverage area, significantly enhances our ability to attract new customers.

        We operate Germany's second largest media and telecommunications network with superior technology and bandwidth advantage. We believe that the size and reach of our cable network positions us well in the converging media and telecommunications markets. Our control over the local loop last mile provides us with increased flexibility in product design and delivery, time-to-market advantages and certain cost advantages relative to operators without their own local loop. Our upgraded cable network has the capacity to transmit analog and digital TV broadcasting signals in parallel with providing broadband Internet, phone and other interactive services to multiple users per household. We believe that with the support of our high quality network we will continue to benefit from increased broadband Internet penetration and the migration of customers to HDTV and interactive TV applications. As we further implement DOCSIS 3.0, our network will have the ability to consistently deliver broadband speeds of 100 Mbit/s or potentially faster, which is twice the speed of standard VDSL. We therefore expect to maintain our current price/performance leadership position for the foreseeable future.

        We benefit from scalable economics with a largely fixed cost structure and success-based capital expenditures. We believe our network ownership and large subscriber base allow us to operate on a lower cost basis than many of our German peers, in particular those that lease access line services from or resell services of Deutsche Telekom. Certain of our cost elements, such as a significant portion of our network operations, sales and administrative costs, are fixed, which allows us to generate high incremental returns as we grow our business. Since our network also serves as the platform for our broadband Internet and fixed-line phone products, we benefit from the incremental economics of additional products and services that are delivered over a shared asset base. This is validated by the fact that since the launch of our New Services in March 2006, our Adjusted EBITDA margin increased from 35.0% for the fiscal year ended March 31, 2007 to 43.6% for the nine months ended December 31, 2009, despite continued investments in our sales, marketing and service capabilities. We expect that the marginal profitability of our New Services will continue to exceed the profitability of the rest of our business. As we have largely completed the upgrade of our network, we expect the majority of our future capital expenditures to be customer and success driven and thus directly linked to incremental RGU and revenue growth.

        Our management team has significant experience in the cable, television and telecommunications industries in Germany, with a proven track record in both of these industries and increasing productivity and reducing costs, making strategic acquisitions and developing and maintaining strong customer relationships. Our Chief Executive Officer joined us in May 2007 and has held senior executive positions in the information and communication industry for 20 years, including Siemens Business Services and Fujitsu Siemens Computers. Our Chief Financial Officer has more than 14 years of experience in the German cable sector, serving as Chief Financial Officer at PrimaCom AG and its predecessor, KabelMedia GmbH, prior to joining us in 2003. Our Chief Operating Officer has extensive experience in the German media sector, holding various positions within the German media-company Kirch Group before joining us in 2003. Our Chief Marketing Officer joined us in 2007 from Swiss cable operator Cablecom Holdings GmbH, where he was responsible for marketing and sales of its consumer business as well as the product areas.

Subsequent Events

        On January 11, 2010 KDG approached the lenders of its Senior Credit Facilities with a request to agree to certain amendments to the Company's Senior Credit Facilities. KDG proposed, amongst others, to:

  •
  reset the acquisition basket,

  •
  allow new borrowing if the proceeds are used to make acquisitions that become part of the security group or to refinance existing senior debt,

  •
  widen covenant leverage test in case of major acquisitions (enterprise value of more than T€ 400,000) and

  •
  change the junior debt/senior debt prepayment ratio to 1:1.

        In addition to these key requests KDG also asked for some technical amendments, including the permission for a collapse merger between KDVS and KDG and the permission to address the extension of the revolving facility (Tranche B). As of close on January 29, 2010, 97.4% of lenders consented to the requested amendment.

        Separately, lenders were also asked to consider a "roll" of their existing Tranche A or Tranche C exposure until March 31, 2014 in return for an increased margin. As of close on January 29, 2010, more than 82% of Tranche A lenders and more than 92% of Tranche C lenders agreed to roll. Correspondingly, the portions of the Company's Senior Credit Facilities will be due for repayment in 2012 (T€ 200,788), 2013 (T€ 38,458) and 2014 (T€ 1,445,754).

        Since February 1, 2010 margins for rolling lenders effectively increased to 3.50% from 1.75% (Tranche A) and to 3.50% from 3.25% (Tranche C) before. For consenting but non-rolling Tranche A lenders representing T€ 163,594 margin increased to 2.25% (from 1.75%). Non-consenting lenders in Tranche A representing T€ 37,194 will receive no margin increase.

        At the same time, margins for consenting lenders in the revolving facility (Tranche B) representing T€ 312,194 increased to 2.25% (from 1.75%) for drawn amounts. Non-consenting lenders in the revolving credit facility representing T€ 12,806 will receive no margin increase for drawn amounts.

Unterfoehring, February 9, 2010

Kabel Deutschland GmbH

Dr. Adrian von Hammerstein Chief Executive Officer	Paul Thomason Chief Financial Officer
Dr. Manuel Cubero del Castillo-Olivares Chief Operating Officer	Erik Adams Chief Marketing Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABEL DEUTSCHLAND GMBH (Registrant)

Date: February 9, 2010	By	/s/ PAUL THOMASON Paul Thomason, Chief Financial Officer

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABEL DEUTSCHLAND VERTRIEB UND SERVICE GMBH & CO KG (Registrant)

Date: February 9, 2010	By	/s/ PAUL THOMASON Paul Thomason, Managing Director